7/15

02049317

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Samaraenigro

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
P THOMSON FINANCIAL

FILE NO. 82- 4708 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/16/02

САМАРАЭНЕРГО

SAMARAENERGO OPEN JOINT-STOCK COMPANY FOR HEAT AND POWER PRODUCTION AND SUPPLIES

ANNUAL REPORT 2001

SAMARA, 2002

Dear Shareholders,

Summing up the results of our operations in the year 2001 we are entitled to state that the reporting year was successful and marked by stability for JSC SAMARAENERGO . The company managed to preserve the growth rate secured by the previous period and to continue further improve the corporate business and financial results. During the year 2001 the charges from the consumers exceeded 100%, the tasks of the Operations Committee of the RAO UES were fulfilled completely, the indebtedness to fuel suppliers was successfully re-structured, all types of budgetary payments were properly charged, wages and salaries of the personnel were increased. The dividend for the year 2000 was completely paid to the shareholders of SAMARAENERGO. Term and current liquidity ratios have increased substantially.

The Programme of Power Tariffs and Pricing for the Consumers of Samara Oblast for 2002-2003 drawn up jointly with the Power Committee of Samara Oblast shall be considered a great achievement of SAMARAENERGO in 2001. The said Programme stipulates the phased termination of cross subsidizing, and pricing according to the voltage levels. It is for the first time in Russia that cross subsidizing between the heat and power tariffs is terminated. The implementation of the new tariff programme enables SAMARAENERGO to be the first among the power companies to prepare for further operations at the competitive power supplies market.

High professional skills of SAMARAENERGO personnel, accident-free supplies to our consumers, proper relationship with the subscribers based on strict observance of all contractual obligations have further strengthened the reputation of SAMARAENERGO as a reliable business partner. The RAO UES management have repeatedly placed SAMARAENERGO among the most successful and advanced power suppliers of Russia citing its experience as an example to the other regional power producing companies. The incorporation of SAMARAENERGO as a shareholder of non-commercial partnership ADMINISTRATOR OF THE RAO UES WHOLESALE POWER MARKET shall be another example of our high status.

The RAO UES initiated to extend the experience of SAMARAENERGO management to some other power companies submitting them under the control of specially formed SREDNEVOLSZHSKAYA INTERREGIONAL EXTERNAL MANAGER ENERGY COMPANY (SIEMEC). This caused the alteration of SAMARAENERGO management structure. On the 16th of February, 2001 the terms of reference of SAMARAENERGO general Director(CEO) were allocated to the SIEMEC. The time has proved this decision to be correct.

The reporting year was reach in meaningful festivities that enable us to estimate the scope of work done in supplying the consumers with heat and power. The following companies incorporated in SAMARAENERGO have celebrated their 60th anniversaries: Bezymyanka HPP, Samara Heating Grids, Samara Power Grids and ENERGOSBYT. Novokuibyshevsk HPP # 1 celebrated its 50th anniversary. This company secures heat and power supplies to the whole town of Novokuibyshevsk.

Summing up the results of the reporting year one cannot but estimate the successful operations of our company. It is the year 2002 that is to determine the prospects for further development of SAMARAENERGO, since under the plan approved by the Federal Government and the RAO UES the intensive reforming of Russian power production is to start.

The Management Board and the Board of Directors are perfectly confident that the great experience of effective corporate functioning alongside with the measures for the production and business optimization undertaken beforehand shall enable the company to overcome the period of reforming, and to occupy the deserved place at the forming power market of Russia.

Yours Sincerely,

Vladimir Avetisyan,
General Director, SIEMEC CEO

Boris Remezentsev,
Chairman of the Board of Directors

Yesterday

The first power source of Samara Oblast was Samara Power plant constructed jointly with Siemens & Halske in 1900; this gave rise to Samara power industry.

Further development of SAMARAENERGO was closely connected with the evacuation of military plants to our region during the Second World War, with the growth of oil production and development of electric transport.

Seven HPPs were constructed in this region from 1941 to 1972: Bezymyanka HPP in 1941, Samara HPP in 1972, Syzran HPP in 1947, Novokuibyshevsk HPPs: #1 in 1951 and #2 in 1962, Togliatti HPP in 1960 and AVTOVAZ HPP in 1969. Power transportation lines were constructed, and central heating of the major towns was provided.

Today

SAMARAENERGO is the biggest power grid in the Mid-Volga region providing the stable and trouble-proof power supplies to 99 % of Samara Oblast power consumers. Our subscribers are located on the territory of 53.6 thousand square kilometers, that is inhabited by over 3 million people; more than 74 thousand legal entities operate in the served area.

Samara-Togliatti agglomeration is the most developed industrial area in the Volga Valley. About a quarter of all production assets are allocated here, and more than 20 % of gross industrial output are being produced here. The automobile industry of Samara Oblast provides for the manufacture of 70 % of Russian cars. The biggest petrochemical companies are also concentrated in our region.

Our major consumers are the companies of chemical, iron and steel, mechanical engineering and other industries whose companies ale located in Samara, Togliatti, Novokuibyshevsk and Syzran. The industrial quota in the power consumption amounts to 63.5 %, and 59.6 % in the heat consumption. The whole territory of Samara Oblast is being served by the grid of SAMARAENERGO. The total length of our PTLs reaches 35 501 kilometres including 11099 km of 35-220 kV and 24343 km of 0.4-10 kV PTLs.

SE provides central heating to the major towns of Samara Oblast: Samara, Togliatti, Novokuibyshevsk, Syzran etc. The length of trunk water heating grids makes up 479.6 km.

Our company incorporates 22 branches including 8 power plants, 4 companies serving the power grids, 2 companies serving the heating grids and 2 construction and repair companies, an executive management company, ENERGOSBYT (the company in charge of heat and power sales), a garage, a training centre, a security service and a farm. The number of personnel employed makes up 15628 persons (1 % of the active population in Samara Oblast).

The volume of production of SAMARAENERGO amounts to 5.2 % of the total industrial output and 80.5 % of the total power production in Samara Oblast.

Tomorrow

In the year 2002 Samara power grids will be celebrating the 70th anniversary. The results achieved enable us to be confident and optimistic about the future.

Our strategic objective is to secure the power grid operation with steady self-financing and maximum efficiency given the dynamically altering socio-economic situation and the present-day level of power equipment condition and efficiency.

Fulfillment of this large-scale integrated technical task requires a long-term programme of phased re-equipment of SAMARAENERGO. A well-balanced investment policy should become an important component of such programme. The required high rates of performing this task cause the necessity of shifting the financial priorities (given the tangible shortages of funds) from the traditional procedures of increasing efficiency of existing equipment and extending its running time to the implementation of new power-saving equipment units.

The highest rates of efficiency increase of power generating equipment can be achieved by replacing the existing machinery. At the first stage the task of equipment upgrade proves to be more significant than the further construction and simple extension. Relative integrated technical estimates have determined the priorities in implementing the gas turbine and steam-and-gas technologies in the whole system of our power grids.

In 2001, we started revaluating our fixed assets within the programme of the RAO UES re-structuring; this will triple the depreciation allocations (the major source of investments). The latter shall enable to embark the implementation of the most significant and efficient investment projects.

SAMARAENERGO MANAGEMENT STRUCTURE



General Assembly of Shareholders
Chairman of the Board of Directors
SIEMEC
Auditing Committee Chairman
Top Management
Power Plants (8 Branches)
Power Grids (4 Branches)
Heating Grids (2 Branches)
Construction and Repair Companies (2 Branches)
Energosbyt
Other (4 Branches)

CHRONICLE OF THE MOST IMPORTANT CORPORATE EVENTS IN 2001

January 5	Agreement signed on re-structuring of indebtedness to MEZHREGIONGAZ LTD for gas supplied. The indebtedness was being discharged during the year 2001.
February 16	The extraordinary EGM of Shareholders allocated the functions of SAMARAENERGO CEO to the SIEMEC.
February – March	The Departments of Business Development, Tariff Policy and Regional Policy (unique for the Russian power production) were formed within SIEMEC, and started working.
March 24	Increase of tariffs for heat and power under the Decree of the Regional Power Committee (RPC) #1 dd. 06.03.2001.
May	It is for more than one year that our monetary collections from the consumers exceed 100 %.
June 22	The date of AGM of Shareholders. Under the decision taken by the AGM, the amount earmarked for dividend payments to the shareholders increased 2.6 times compared to the year 2000 thus confirming the soundness of SAMARAENERGO business strategy.
June	The subscriber debtor indebtedness to SAMARAENERGO was decreased to the level established by the Decree of RAO UES # 332 dd.29.06.01 ahead of time (six months earlier than the due time).
August 14	Increase of power tariffs for all groups of consumers except the individuals and wholesale resellers under the decision of RPC #2 dd. 01.08.2001.
September 21	The 50th Anniversary of NOVOKUIBYSHEVSK HPP #3, a branch of SAMARAENERGO.
October 7	Increase of power tariffs for the wholesale resellers under the decree of RPC # 3 dd. 24.09.2001.
October – November	The 60th Anniversaries of BEZYMYANKA HPP, ENERGOSBYT, SAMARA POWER GRIDS and SAMARA HEATING GRIDS, the branches of SAMARAENERGO.
November 23	JSC SAMARAENERGO was incorporated as a promoter of the Non-Commercial Partnership RAO UES WHOLESALE POWER MARKET TRADING SYSTEM ADMINISTRATOR.
December 12	The RPC of *Samara Oblast adopted the* POWER TARIFFS AND PRICING POLICY OF SAMARA OBLAST FOR THE YEARS 2002-2003. This Programme presupposes the phase termination of cross subsidizing and introduction of tariffs according to voltage levels.
December 18	The corporate indebtedness to the Federal Budget was re-structured under the Decision of the Ministry of the Russian Federation for Taxes and Levies (MTL) # 10-4-5/240-2000 dd. 13.02.2000, and the Decision of the Inter-Regional Inspectorate of MTL # 1 dd. 18.12.2001.

JOINT STOCK CAPITAL STRUCTURE



15,66%
7,63%
49%
27,71%
RAOUES
OTHER LEGAL ENTITIES
INDIVIDUALS
THE BANK OF NEW YORK

The authorized capital of JSC SAMARAENERGO makes up 4029004287 RUR and includes 3506860287 equities and 522144000 preference shares with denomination value of 1 RUR each.

Since February, 1998 the company takes place in the Bank of New York American Depository Receipts Programme (first level: for equity and preference shares of SAMARAENERGO).

The corporate equity and preference shares are tendered at the Stock Exchange of the Russian Trading System (RTS) and quoted at the Moscow Inter-Bank Currency Exchange (MICEX). Throughout the year 2001, the growth of price for SAMARAENERGO shares was more rapid than that of the Russian stock market on the whole. The overall market capitalization grew twice in the previous year versus the 2.3 times growth of SAMARAENERGO capitalization reaching $103.9 million as on the end of reporting year.

The following shows the alteration of equity structure during the last three years:

	01.01.2002	*01.01.200101.*	*01.2000*
Individuals	15.66%	20.27%	21.27%
Legal Entities	27.71%	17.92%	16.5%
RAO UES	49%	49%	49%
The Bank of New York International Nominees	7.63%	12.81%	13.23%

HISTORI OF DIVIDEND PAYMENTS



MILLION RUR
160,0
140,0
100,0
80,0
60,0
40,0
20,0
0
26,1
15,0
7,5
15,0
21,8
35,1
26,2
122,7
20,9*
140,3*
1997
1998
1999
2000
2001
PAYMENTS ON EQUITY SHARES
PAYMENTS ON PREFERENCE SHARES

* The year 2001: recommendations of the Board of Directors

CHANGE OF MARKET VALUE OF SAMARAENERGO SHARES WITH RTS IN 2001



$
0,035
0,030
0,025
0,020
0,015
0,010
0,005
PREFERENCE SHARES
EQUITYSHARES

Throughout the last three years, SAMARAENERGO has been constantly increasing the investment expenses that are to prove our financial stability. Today our objective is not the mere increase of investments, but to make each investment project result in the increment of our productive potential, that is to eventually increase the value of corporate assets.

In 2001 SAMARAENERGO continued capital development, re-construction works and technical upgrades. Investments amounting to 435340 thousand RUR including 409348 thousand to the fixed assets and 25487 thousand to the intangibles were planned for the reporting year. The actual investments at the expense of the internal and borrowed funds made up 480311 thousand RUR. Given this, the budgetary funds and those of foreign investors were not allocated as investments into the development of power grids.

Capital investments amounting to 487624 thousand RUR were utilized during the year 2001, that makes 112 % of planned figures and includes:
- 479604 thousand RUR from the own funds (110 % of planned figures),
- 8020 thousand RUR from borrowings (1.8 %).

The total volume of capital investments utilized in 2001 includes:
- 478882 thousand RUR in the fixed capital (98.2 %),
- 96 thousand in the intangibles (0.02 %),
- 8646 thousand in the incomplete construction purchased (1.8 %).

The total volume of investments in the fixed capital includes:
- 478034 thousand RUR in the development of production (99.8 %),
- 848 thousand RUR of other investments.

The funds allocated for the development of production include the following investments:
- 162999 thousand RUR in power plants (34.1 %),
- 128507 thousand in auxiliary units of power grids (26.9 %),
- 44456 thousand in heating grids (9.3 %),
- 43056 thousand in other objects (9.0 %),
- 90999 thousand in equipment not requiring on-site assembly works (19.0 %),
- 8017 thousand in research works for deferred construction (1.7 %).

Property assets worth 371779 thousand RUR were utilized in 2001 including:
- 2318 kilometres of heating grids in the towns of Samara, Novokuibyshevsk and Togliatti,
- 25000 kVA transformer for ZHIGULYOVSKAYA 110 kV substation,
- 25000 kVA transformer for ZAPADNAYA 110 kV substation,
- 16000 kVA transformer for TSENTRALNAYA 35 kV substation,
- 164 kilometres of 0.4-6-10 kV power transmission lines (PTL),
- 4715 sq. m. residential house in Samara.

The incomplete objects under construction worth 15805 thousand RUR were either sold or duly written off. Incomplete construction value made up 533782 thousand RUR as on 01.01.2002: decrease compared to 01.01.2001 amounted to 7845 thousand (1.4 %).

441900 thousand RUR were allocated for repair works and technical upgrades of power plants, power and heating grids in the reporting year.

The following was performed under the programme of technical re-equipment and reconstruction in 2001:
- Reconstruction of cooling tower #2 for Novokuibyshevsk HPP-2,
- Reconstruction of power boiler gas supply systems of Syzran and Samara HPPs where the AMAX gas units were installed,
- Reconstruction of the heating grid replenishment unit for Samara HPP where the technological process automated management system (TPAMS) was introduced,
- Introduction of heat sales automated accounting system, upgrade of pipelines and reconstruction of heating grid replenishment unit for AVTOVAZ HPP,
- Replacement of condenser pipe system, storage battery and installation of vacuum switches instead of high-voltage ones for BEZYMYANKA HPP,
- Reconstruction of substations with installation of 66 kVA transformers,
- Reconstruction of 164.6 kilometres of 0.4-10 kV PTL,
- Reconstruction of 2.3 kilometres of heating grids.

Continued was the reconstruction of Samara HPP where the P-50-130/30 turbine was installed in 2001. Power shortage of Samara grids issues the challenge of power production increase, first of all of that for heat supplies using the maximum of HPP equipment reserve capacity. The above makes it most promising to increase the capacity of Samara HPP that has the power boiler units' capacity reserves and the disproportionally high capacity of peak hot-water boilers.

Dismantling the presently unused turbine of Novokuibyshevsk HPP # 2 to further install it in Samara HPP shall enable SAMARAENERGO to additionally sell 259.3 million kW/hr of electric power. Implementation of this project could give an opportunity to stop the ineffective reduction of steam for feeding the major boilers # 3,4 and 5, and to force 43.2 gCal of thermal load in the peak hot-water boilers on the average per heating season. Surplus of power production of Samara HPP after its manufacturing capacity extension shall make it possible to reduce the power purchases from the Federal Wholesale Power Market (FOREM).

VOLUME OF INVESTMENTS


MILLION RUR
500,0
400,0
300,0
200,0
100,0
0
387,7
157,4
334,6
125,7
312,8
170,2
439,0
304,4
487,6
441,9
1997
1998
1999
2000
2001
TOTAL
INCLUDING THAT FOR RECONSTRUCTION AND RE-EQUIPMENT

Name of HPP	Number of Turbines and Their Rated Capacities	Rated Electric Power Capacity (Megawatts)	Rated Heating Power Capacity (Megawatts)
Togliatti HPP	1x50, 2x65, 1x80, 2x100,2x90, 2x35	710	2497
VAZ HPP	2x60, 4x105, 2x110, 3x135, 1x142	1172	3903
Samara HPP	1x60, 3x110	390	1942
Bezymyanka HPP	1x14, 1x23.7, 4x25, 1x46	183,7	1574
Samara Municipal HPP	2x4, 2x12, 1x25	53	1807
Novokuibishevsk HPP#1	1x4, 6x22, 4x25	236	1419
Novokuibishevsk HPP#2	2x25, 3x50, 2x60, 2x75	470	1670
Syzran HPP	1x12, 1x16, 1x17, 2x25, 1x50, 1x110	255	1058
Togliatti Heating Boiler Unit (THBU)			500
Samaraenergo Total		**3469,7**	**16370**

Capacity of peak water-heating boilers is included in the total heating capacity of power plants

Name of HPP	Power production (million KWhr)	Sales from collectors (Thosand Gcal)
Togliatti HPP	2911,3	5906,7
VAZ HPP	5340,8	7013,3
Samara HPP	2190,2	3444,1
Bezymyanka HPP	795,1	2198,8
Novokuibishevsk HPP#1	200,2	824,2
Novokuibishevsk HPP#2	459,6	1223,2
Novokuibishevsk HPP#2	1013,2	1473,4
Syzran HPP	908,2	1596,0
Togliatti Heating Boiler Unit (THBU)		
Samaraenergo Total	**13818,6**	**25831,1**

POWER GRIDS

Power Transformer	Rated of Substations Capacity, Thousand KVA	Number Total	Trunk Line length (km) 220KV	100KV	35KV	(3-6-10)KV	0,4KV	Service Area,	Number of Thousand Square km	Fider Units Fider Units
Samara	4126,4	1563	10200	415	1685	782	4035	3201	18,6	248
Zhigulevsk	3191,2	1021	7654	618	1417	838	2281	2448	8,3	182
Volzhski	2973,6	1665	9955	587	1417	720	4338	2832	16	316
Chapayevsk	1947,4	1303	7792	282	1456	858	2952	2256	15,8	241
Total:	**12238,5**	**5552**	**35601**	**1902**	**5999**	**3198**	**13870**	**10737**	**53,6**	**989**

HEATING GRIDS

HEATING GRIDS	WATER GRIDS Total (km)	Including Underground	Including Overground	Average Pipeline Diametr (mm)	STEAM CONDENSERS Total (km)	Including Underground	Including Overground	Average Pipeline Diametr (mm)
Including Samara-Based	298,57	256,37	42,2	464,0	14,18	9,63	4,55	407
SHG 1 zone (from Sam. MHPP)	52,48	48,53	3,95	418,0	-	-	-	-
SHG 2 zone (from BHPP)	45,08	38,68	6,40	559,0	10,25	8,42	1,83	433,0
SHG 3 zone (from N-kHPP)	89,94	67,09	22,85	269,0	3,93	1,21	2,72	338,
OSHG 4 zone (from CHBS)	40,14	35,10	5,04	575,0	-	-	-	-
SHG 5 zone (from Sam. HPP)	70,93	66,97	3,96	620,0	-	-	-	-
Togliatti-Based	155,96	138,96	17,0	252,0	13,51	-	13,51	500,0
Heating Grids of SyHPP	25,06	2,46	22,6	625,0	-	-	-	-
Total:	**479,59**	**397,79**	**81,80**	**403,0**	**27,69**	**9,63**	**18,06**	**452,0**

PRODUCTION FIGURES

	2000	2001
Rated Electric Capacity (mW)	3494,7	3469,7
Power Sales from Bus Bars (Million kWhr)	12778,5	12097,5
Commercial Power Supplies (Million kWhr)	17036,8	17330,5
Purchased Power (Million kWhr)	5963,4	6979,3
Rated Heating Power (gcal/hr)	16513	16370
Heat Sales from Collectors (Thousand gcal/hr)	24924,7	25831,1
CCommercial Heat Supplies (Thousand gcal)	23283,0	24042,5

MAJOR FINANCIAL FIGURES, MILLION RUR

	По оплате		По отгрузке	
	2000 г.	2001 г.	2000 г.	2001 г.
Earnings From Sales, Million RUR	9456	11569	8974	11126
Production Expenses, Million RUR	8054	10344	7536	10007
Profit of Reporting Period, Million RUR	962	757	999	651
Taxe, Million RUR	446	311	446	311
Net Profit, Million RUR	515	447	553	340

RATED CAPACITY THOUSAND GCAL


MW
GCAL/HP
3550
3500
3450
3400
3350
3300
3250
3200
16550
16350
16150
15950
15750
15550
16473
16513
16513
16513
16370
3483
3495
3495
3495
3470
1997
1998
1999
2000
2001
POWEP
HEAT

POWER AND HEAT PRODUCTION, PURCHASED POWER


MILLION KWHR
RATED CAPACITY THOUSAND GCAL
15000
14800
14600
14400
14200
14000
13800
13600
13400
13200
33000
28000
23000
18000
13000
8000
3000
27210
25473
24379
24925
25831
14761
14519
14166
14024
13819
6092
5532
5111
5963
6979
1997
1998
1999
2000
2001
POWER PRODUCTION
HEAT SALES FROM COLLECTORS
PURCHASED POWER

STRUCTURE OF EXPENSES ПО ФИЛИАЛАМ


5,4%
1,6%
3,6%
2,7%
7,2%
79,5%
HPPS
PRODUCTION AND RUNNING SERVICES
OTHER
REPAIP WORKS
PRODUCTION AND TECHNOLOGY SERVICES
ENERGOSBYT

STRUCTURE OF EXPENSES


1,0%
21,3%
35,6%
8,3%
4,3%
10,9%
4,2%
14,3%
FUEL FOR PRODUCTION
PURCHASED POWER
PAYROLL + OBLIGATORY CONTRIBUTIONS TO SOCIAL FUNDS
OTHER EXPENSES
SUBSCRIBER PAYMENTS TO UHPSR
EXPENSES FOR REPAIR WORKS
DEPRECIATION DEDUCTIONS
SCIENTIFIC RESEARCH AND DEVELOPVENT

The prime cost of SAMARAENERGO made up 10078 million RUR in 2001, which was 2470 million (32.5 %) more than in the year 2000.

Fuel cost remained the major one: 35.8 %.

Growth of costs in the reporting year was conditioned by the increase of expense for purchased power, fuel and subscriber payments to RAO UES.

Increase of commercial power supply was compensated for by the increase of power purchases from the third parties and the FOREM by 17.0 % and 16.2 % respectively. The tariffs for power to be purchased from the a.m. sources increased twice during the year 2001:

- By 19.4 % and 17. % respectively from 01.01.2001 (under the FPC Decree # 70/09 dd. 01.12.2000),
- By 15.0 % and 19.0 % respectively from 01.06.2001 (under the FPC Decree # 29/5 dd. 10.05.2001.

The above entailed the increase of expense for purchased power by 886.2 million RUR (70.3%) compared to the year 2000, and also to the growth of its share in out total costs from 16.6 % in 2000 to 21.3 % in the reporting year.

The standard subscriber payment for the RAO UES services (functioning and development of the united power grids of Russia) altered twice in the reporting year:

- By 15.5 % from 01.01.2001 (the FPC Decree # 77/2 dd.20.12.2000),
- By 33.3 % from 01.05.2001 (the FPC Decree # 22/3 dd. 11.04.2001).

Growth of expense for the RAO UES services made up 333.7 million RUR (66.0 %) while the share of this expense grew from 6.6 % to 8.3 %.

Substantial increase of prices for fuel could be observed throughout the reporting year. Under the Decree of the FPC # 80/3 dd. 27.12.2000, the wholesale price for gas from MEZHREGIONGAZ was increased by 18.1 %. Given the insufficient limits of gas and growth of heat supplies from the headers the share of commercial gas purchases in the structure of expense has grown by 3.6 %, the shares of mazut and coal commercial purchases have also grown by 1.8 % and 0.7 % respectively.

The average prices for consumed gas, mazut and coal grew by 31, 32 and 190 % respectively during the reporting year.

However, the 5.3 % reduction of power supplies from the bus bars of our own HPPs, reduction of fuel use for heat and power production (-8.6 gr/kWhr and –0.7 kg/gcal respectively) enabled to slightly restrain the growth of expense for fuel compared to the year 2000. Fuel cost for heat and power production grew by 30.3 %. The share of the above in the structure of expense has been reduced by 0.6 %.

The share of payroll with the attendant budgetary payments has been reduced by 0.8 %, that of depreciation deductions has been reduced by 1.3 %. Upgrade of the expenditure planning system and strengthening of spending control has made it possible to decrease the share of other expenses by 3.7 %.

Power cost has amounted to 0.3975 RUR/kWhr. Power production unit cost increased by 0.0927 RUR/kWhr (30.4 %) compared to the year 2000.

Heat production cost made up 115.1 RUR/gcal that exceeds the previous year level by 23.6 RUR/gcal (25.7 %).

Power tariffs altered thrice during the reporting year:

- From 24.03.2001 for corporate consumers and from 01.04.2001 for individuals under the Decree of the Regional Power Committee (RPC) # 1 dd. 06.03.2001,
- From 14.08.2001 for all types of consumers except individuals and wholesale re-sellers under the RPC Decree # 2 dd. 01.08.2001,
- From 07.10.2001 for wholesale re-sellers under the RPC Decree # 3 dd. 24.09.2001.

The following power tariffs were valid on the end of 2001:

- 0.64 RUR per one kWhr for the industrial and other corporate consumers (annual growth: 30.6 %),
- 0.43 RUR for the urban population (annual growth: 34.4 %),
- 0.3 RUR for the rural population (annual growth: 36.4 %).

The tariffs of reporting year secured our stable self-financing. The profitability standard adopted by the RPC for calculating the tariffs made up 7.1 %. The actual profitability of power production made up 13.7 % on the end of reporting year. This was primarily conditioned by the reduction of actual unit fuel consumption for power production due to the increase of heat supply efficiency and economization of production.

Heating tariff was revised by the Decree of RPC # 1 dd. 06.03.2001. Profitability standard of heat sales adopted by the RPC under this revision made up 2.4 %. This tariff for the industrial and similar consumers and for individuals made up 134 RUR per gcal (growth per reporting period: 21.8 %).

By the results of 2001, the actual profitability of heat sales made up 3.8 %. Heat sales losses were caused by the fact that the RPC of Samara Oblast has not adopted the proposals of SAMARAENERGO to revise the tariffs in the 3d quarter of 2001.

In the reporting year the average actual power tariff made up 0.452 RUR per kWhr, heating tariff made up 110.7 RUR per gcal.

CHANGE OF AVERAGE HEAT TARIFF AND COST


RUR/GCAL
120,0
100,0
80,0
60,0
40,0
1997
1998
1999
2000
2001
69,7
71,1
78,3
96,2
115,1
60,69
65,01
72,3
91,5
110,7
TARIFF
COST

CHANGE OF AVERAGE POVER TARIFF AND COST


ROR/KWHR
0.5
0.4
0.3
0.2
0.1
1997
1998
1999
2000
2001
0.23
0.23
0.25
0.37
0.5
0.2
0.22
0.23
0.3
0.4
TARIFF
COST

CHANGE OF DEBTOR AND CREDITOR INDEBTEDNESS IN 2001


MILLION RUR
35000
30000
25000
20000
15000
10000
5000
0
2989
2902
2716
2450
2235
2414
2075
1709
1581
1511
1.01
1.04
1.07
1.10
31.12
DEBTOR INDEBTEDNESS
CREDITOR INDEBTEDNESS

In 2001, SAMARAENERGO managed to strengthen the positive results reached in the previous 2 years. Sales of products and services worth 11125.7 million RUR exceeded those of the year 2000 by 24.0 % and included the earnings from the following:

- Power sales: 7831.6 million RUR,
- Heat sales: 2660.4 million RUR,
- Other sales: 633.7 million RUR.

The paid-up products and services worth 11569.1 million RUR exceeded the level of the previous year by 22.4 %.

The level of payments made up 104.0 % in the reporting year. Any non-monetary payments to SAMARAENERGO were abolished since 01.01.2001; this entailed the increase of monetary settlements up to 100 % in the reporting year (compared to 85.7 % in 2000).

Stable decrease of debtor indebtedness has been observed since May, 2000. In the reporting year this type of indebtedness reduced by 19.2 %. This decrease was mainly conditioned by the reduction of subscriber indebtedness for heat and power consumed by 27.9 %: from 1917.9 to 1383.2 million RUR. By the results of 2001, the reduction of indebtedness of all consumer groups could be noted except for the consumers funded from the Federal Budget.

Reduction of debtor indebtedness enabled to tangibly (48.9 %) lower the SAMARAENERGO creditor indebtedness: from 2715.7 to 1510.7 million RUR.

Funds received for the sold power were primarily allocated for the current payments for fuel and for redemption of the prior creditor indebtedness. This resulted in the 92.7 % decrease of the debts to gas suppliers in the reporting year. Regarding the indebtedness settled in the prior period the payments for gas made up 127.5 %.

It was in the 1st quarter of 2001 that the subscriber creditor indebtedness to the RAO UES was redeemed completely. The subscriber payment to the RAO UES made up 100.2 % in the reporting year.

Creditor indebtedness for the power purchased from the FOREM decreased by 81.6 % in the reporting period. In 2001, the payments for power purchased from the third parties made up 101.5 %: 1.5 % higher than the standard established by the RAO UES for the year 2001.

The timely payment of taxes, redemption of arrears to the Road Fund and restructuring of indebtedness to the Federal Budget enabled the company to terminate all the tax indebtedness to all budgets as on 31.12.2001.

Well-balanced flow of funds is to a considerable extent confirmed by the debtor-to-creditor indebtedness ratio. On the beginning of 2001 the debtor indebtedness exceeded the creditor by 273.4 million RUR, on the end of reporting period this excess made up only 903.5 million (59 %).

By the results of 2001, the profit of SAMARAENERGO for the power supplied made up 650.8 million RUR, that for the power paid made up 757.2 million.

Company Name	*Company Profile*	*Book Value (Thousand RUR)*	*Share in the Authorized Capital of Issuer (%)*
CJSC VOLGAINFORMENERGO	Power consumers database maintenance, informational support of multi-tariff power metres implementation	100	50
OJSC TURBOENERGOSERVICE	Technical research, development and running of the HPP based on NK-37 engine	40	40
CJSC AKPO	Production of internal and external protection cover for pipes	266.19	97.86
OJSC SBH SAMARAENERGO	Trading services	51	51
POWER SETTLEMENT COMPANY LTD.	Accumulation and analysis of information, consulting services	500	100
ENERGOZASHCHITA LTD.	Security service	50	50
SAMARA CHEESE LTD.	Production of foodstuffs	976.32	31.3

BALANCE SHEET ANALYSIS

	Absolute Values				*Structural Figures*		
	Beginning	*End*	*Change*	*Growth*	*Beginning*	*End*	*Change*
Balance	**12878112**	**12012307**	**-865805**	**-6,72%**			
Noncurrent Assets	7831292	7764006	-67286	-0,86%	60,81%	64,63%	3,82%
Current Assets	5046820	4248301	-798519	-15,82%	39,19%	35,37%	-3,82%
Debtor Indebtedness	**2989175**	**2414204**	**-574971**	**-19,24%**	**23,21%**	**20,10%**	**-3,11%**
Owned Assets	9249816	9519416	269600	2,91%	71,83%	79,25%	7,42%
Long-term Borrowed Funds	912344	1035832	123488	13,54%	7,08%	8,62%	1,54%
Current Liabilities	2715952	1457059	-1258893	-46,35%	21,09%	12,13%	-8,96%
Creditor Indebtedness	**2715739**	**1387177**	**-1328562**	**-48,92%**	**21,09%**	**11,55%**	**-9,54%**

ASSETS

	on 01.01.01	Thousand RUR on 31.12.01
Part 1: Non-Current Assets		
Fictitious Assets	54857	46664
Fixed Assets	7174510	7098577
Incomplete Construction	586294	603134
Long Term Financial Investments	15631	15631
Total (Part 1)	**7831292**	**7764006**
Part 2: Current Assets		
Provisions of Valuables Obtained Including VAT	762715	716334
Debtor Indebtedness	2989175	2414204
Short Term Financial Investments	962961	912972
Monetary Funds	331969	204791
Total (Part 2)	**5046820**	**4248301**
Balance	**12878112**	**12012307**

LIABILITIES

	Thousand RUR on 01.01.01	on 31.12.01
Part 4: Capital and Reserves		
Authorized Capital	4029004	4029004
Additional Capital	4288351	4275712
Reserve Capital	79122	105456
Social Fund	1171	1171
Purpose Financing and Receipts	-	-
Retained Profit of Previous Years Including Funds	775430	569649
Non-Covered Loss of Previous Years	36637	-
Retained Profit of Reporting Year	-	340331
Utilization of Profit of Reporting Year	-	-
Total (Part 4)	**9136461**	**9321323**
Part 5 : Long Term Liabilities		
Loans and Credits	912344	912344
Other Long Term Liabilities	-	123488
Total (Part 5)	**912344**	**1035832**
Part 6: Short Term Liabilities		
Loans and Credits	-	69669
Creditor Indebtedness	2715739	1387177
Revenue Payment Indebtedness to Shareholders	213	213
Deferred Revenues	113375	198093
Reserves for Deferred Expenses and Payments	-	-
Other Short Term Liabilities	-	-
Total (Part 6)	**2829327**	**1655152**
Balance	**12878112**	**12012307**

PROFIT AND LOSS ACCOUNT (PAYMENTS)

Thousand RUR

	Reporting period	*Same period of previous year*
Earnings from Sales	11569106	9455553
Prime cost	10344079	8053892
Gross Profit	1225027	1401661
Business Expenses	108152	108107
Profit from Sales	1116875	1293554
Interest Accrued	17518	16008
Interest Paid	18291	3515
Revenues from Investments to Other Companies	2208	8916
Other Operations Revenues	1128980	2051015
Other Operations Expenses	1268182	2209722
Non-Commercial Revenues	35959	37497
Non-Commercial Expenses	257909	232223
Profit of Reporting Period	757158	961530
Profit Tax and Other Obligatory Payments	310585	446488
Profit from Routine Operations	446573	515042
Extraordinary Revenues	119	204
Extraordinary Expenses	17	-
Retained Profit of Reporting Period	446675	515246

PROFIT AND LOSS ACCOUNT (SUPPLIES)

Thousand RUR

	Reporting period	*Same period of previous year*
Revenue from Sales	11125688	8974222
Prime Cost	10006883	7535688
Gross Profit	1118805	1438534
Business Expenses	108152	108107
Profit from Sales	1010653	1330427
Interest Accrued	17518	16008
Interest Paid	18291	3515
Revenues from Investments to Other Companies	2208	8916
Other Operations Revenues	1128723	2165130
Other Operations Expenses	1268047	2323128
Non-Commercial Revenues	35959	37497
Non-Commercial Expenses	257909	232223
Profit of Reporting Period	650814	999112
Profit Tax and Other Obligatory Payments	310585	446488
Profit from Routine Operations	340229	552624
Extraordinary Revenues	119	204
Extraordinary Expenses	17	-
Retained Profit of Reporting Period	340331	552828

The annual accounting report inspected was in all material aspects prepared in conformity with laws and regulations establishing accounting procedures in the Russian Federation and accepted principles of accounting.

The balance sheet and the profit and loss account are confirmed authentic.

I.S. Ursu,

General Director of
INAUDIT JSC

AUDITING COMMITTEE STATEMENT

The balance sheet and profit and loss account as of 22.06.2001 are prepared in conformity with the laws of the Russian Federation and the regulations establishing the principles of accounting.

The balance sheet and profit and loss account are confirmed authentic.

Considering the above the Auditing Committee recommends to utilize the profit in compliance with the annual report and the decision of the Board of Directors.

Mrs. A.K. Volkova
Chairperson of
SAMARAENERGO
Auditing Committee

Mrs. L.P. Malinovskaya
Auditing Committee Secretary

The Board of Directors

Mr. Boris Fyodorovich Remezentsev	Chairman of the Board of Directors
Mr. Vladimir Yevgenyevich Avetisyan	General Director of SREDMEVOLZHSKAYA INTERREGIONAL EXTERNAL MANAGER ENERGY COMPANY (SIEMEC)
Mr. Pyotr Volframovich Bezukladnikov	RAO UES Corporate Strategy Department Head
Mr. Vladimir Alexeyevich Buss	General Director of VOLGAENERGO, the Representation Office of RAO UES
Mr. Alexey Alexandrovich Gan	RAO UES Power Market Development Department First Deputy Head
Mr. Vladimir Vilgelmovich Dikop	Technical Director of SIEMEC
Mr. Valentin Georgiyevich Zavadnikov	RAO UES Deputy Chairman of the Management Board
Mr. Andrey Igorevich Kislov	Director of Samara Branch of MEZHREGIONGAZ
Mr. Yuri Nikolayevich Kucherov	RAO UES Technical Research Strategy Department Head
Mr. Nikolay Gavrilovich Letnikov	RAO UES Management Board Member, Head of Executive Management Departments of RAO UES

The Auditing Committee

Mrs. Antonina Konstantinovna Volkova	VOLGAENERGO Financial Auditing Group Manager
Mrs. Larisa Petrovna Malinovskaya	SIEMEC Economic Department Head in Charge of SAMARAENERGO
Mr. Andrey Yuryevich Mednikov	VOLGAENERGO Financial Auditing Group Chief Expert
Mr. Mikhail Mikhailovich Stepanov	VOLGAENERGO Chief Expert
Mrs. Yelena Anatolyevna Sheshukova	RAO UES Accountancy Department Group Manager

The Executive Body

Under the Decree of the Extraordinary General Assembly of Shareholders of JSC SAMARAENERGO dd. 16.02.2001, the authority of sole executive body was allocated to SIEMEC. The Contract of Executive Management between SAMARAENERGO and SIEMEC was signed and enacted on the 8th of June, 2001. Mr. V.E. Avetisyan was appointed the General Director of SIEMEC.

Being paid much attention to in the mass media the company does its best to be most transparent and informationally open. Strict observance of the RF laws and regulations helps protect the rights of shareholders and investors.

Full name: The Open Joint-Stock Company for Power Production and Transportation SAMARAENERGO

Address: 15 Mayakovskogo, Samara 443100, Russia
Tel.: +7 8462 796 359
Fax: +7 8462 424 394
E-mail: adm@snet.samen.elektra.ru
http://www.samaraenergo.ru

Auditor

Full name: The Joint-Stock Company for Auditing and Consulting Services INAUDIT
Address: 2/11 4th Tverskaya-Yamskaya, office # 105, Moscow 125047, Russia
Tel.: +7 095 250 4791
+7 095 973 2516
Fax: +7 095 956 1691

Register Holder

Full name: Joint-Stock Company CENTRAL MOSCOW DEPOSITORY
Legal address: 3 Orlikov Per., Building # 2, Moscow, Russia
Postal address: 22 Olkhovskaya, Moscow 107066, Russia
Tel.: +7 095 264 4423
Fax: +7 095 265 4336

Executive Body

Full name: The open Joint-Stock Company SREDNEVOLZHSKAYA INTERREGIONAL EXTERNAL MANAGER ENERGY COMPANY
Address: 15 Mayakovskogo, Samara 443100, Russia
Tel.: +7 8462 796 359
Fax: +7 8462 420 749
E-mail: uek@samen.elektra.ru

ГУП «Самарабланкиздат», а4, 6-2002 г., т. 100х8, зак. 2978



САМАРАЭНЕРГО

ГОДОВОЙ ОТЧЕТ
ANNUAL REPORT

2001

САМАРАЭНЕРГО

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ «САМАРАЭНЕРГО»

ГОДОВОЙ ОТЧЕТ ЗА 2001 ГОД

САМАРА 2002



Генеральный директор АО «Самараэнерго»
В.Е. Аветисян



Председатель Совета директоров АО «Самараэнерго»
Б.Ф. Ремезенцев

Уважаемые акционеры!

Подводя итоги работы в 2001 году, мы можем с полным правом сказать, что этот год был для АО «Самараэнерго» очень успешным и прошел под знаком стабильности. В 2001 году компания сохранила динамику положительных изменений, заложенных в предыдущий период, и продолжила процесс дальнейшего улучшения финансово-производственных показателей системы. В течение всего 2001 года уровень сбора денежных средств с потребителей превышал 100%, полностью выполнялись задания оперативной комиссии РАО «ЕЭС России», была успешно реструктуризирована задолженность перед поставщиками топлива, исправно начислялись платежи в бюджеты всех уровней, повышалась заработная плата сотрудников.

Акционерам АО «Самараэнерго» полностью были выплачены дивиденды за 2000 год. Значимо выросли коэффициенты срочной и текущей ликвидности.

Большим достижением «Самараэнерго» в 2001 году можно назвать и выработанную совместно с Региональной энергетической комиссией Самарской области «Программу тарифной политики по ценообразованию электрической энергии, отпускаемой потребителям Самарской области, на 2002-2003 гг.». Внедряемая программа тарифообразования предусматривает поэтапную ликвидацию перекрёстного субсидирования и введение тарифов по уровням напряжений. Реализация положений новой тарифной программы позволяет «Самараэнерго» раньше других энергокомпаний подготовиться к будущей работе на конкурентном рынке продавцов электроэнергии.

Традиционно высокий профессионализм работников «Самараэнерго», безаварийное снабжение потребителей и налаженная технология взаимоотношений с абонентами, построенная на четком соблюдении всех договорных обязательств, подтвердили репутацию Самарской энергосистемы как надежного делового партнера. Руководство РАО «ЕЭС России» неоднократно называло АО «Самараэнерго» в числе самых успешных и передовых энергосистем страны, ставя опыт работы самарских энергетиков в пример другим АО-энерго. Еще одним свидетельством высокого статуса Самарской энергосистемы является включение «Самараэнерго» в состав учредителей созданной энергетической биржи - Некоммерческого партнерства «Администратор торговой системы оптового рынка электроэнергии Единой энергетической системы РФ».

По инициативе РАО «ЕЭС России» положительный опыт работы менеджеров АО «Самараэнерго» было решено распространить на другие энергосистемы, передав их под управление специально для этого созданной «Средневолжской межрегиональной управляющей энергетической компании». В связи с этим изменилась и структура управления АО «Самараэнерго» - 16 февраля 2001 года функции генерального директора Акционерного общества были переданы «Средневолжской межрегиональной управляющей энергетической компании». Как показало время, принятое решение было оправданным.

2001 год был богатым и на знаковые праздничные события, позволяющие оглянуться назад и оценить огромный объем работы проведенной энергосистемой по снабжению потребителей тепловой и электрической энергией. Свое 60 летие с момента образования отметили ряд предприятий Самарской энергосистемы Безымянская ТЭЦ, Самарские тепловые сети, Самарские электрические сети и Энергосбыт АО «Самараэнерго». 50 летие отпраздновала Новокуйбышевская ТЭЦ 1, снабжающая энергией и теплом жителей всего Новокуйбышевска.

Подводя итоги 2001 года, нельзя не сказать и о работе «Самараэнерго» в году наступившем. Решив к настоящему моменту большую часть сбытовых проблем, энергосистема смогла приступить к реализации масштабной программы технического перевооружения, направленной на повышение надежности энергоснабжения потребителей и снижение себестоимости производства тепловой и электрической энергии. План прогноз на 2002 год предусматривает, что объем внутренних инвестиций на техническое перевооружение «Самараэнерго» составит около 700 млн рублей.

Согласно программе, утвержденной Правительством Российской Федерации и РАО «ЕЭС России», в текущем году начнется интенсивное развертывание процесса реформирования российской энергетики, что делает работу по обновлению энергетического оборудования приоритетной.

В условиях формирующегося энергетического рынка именно осуществляемая техническая модернизация должна обеспечить высокую конкурентоспособность энергоресурсов, произведенных на станциях «Самараэнерго».

Руководство и Совет директоров АО «Самараэнерго» выражают уверенность в том, что огромный опыт эффективной работы системы, а также заранее проведенные мероприятия по оптимизации производственно-экономической деятельности позволят Акционерному обществу успешно пройти период реформирования и занять достойное место в складывающемся энергетическом рынке России.

Генеральный директор АО «Самараэнерго» — *В. Е. Аветисян*

Председатель Совета директоров АО «Самараэнерго» — *Б. Ф. Ремезенцев*

ВЧЕРА ...

Первым источником электроэнергии в Самарской области стала Самарская ГРЭС, которая была построена при участии компании «Siemens & Halske» в 1900 году. Именно с нее берет свое начало самарская энергетика.

Дальнейшее развитие АО «Самараэнерго» связано с эвакуацией в область в годы войны оборонных предприятий, ростом нефтедобычи в регионе и развитием электротранспорта.

За период с 1941 по 1972 год в области построено 7 теплоэлектростанций: Безымянская ТЭЦ в 1941 году, Самарская ТЭЦ в 1972 году, Сызранская ТЭЦ (1947 год), Новокуйбышевские ТЭЦ-1 (1951 год) и ТЭЦ-2 (1962 год), Тольяттинская ТЭЦ (1960 год) и ТЭЦ ВАЗа (1969 год). Проложены линии электропередачи, системы централизованного теплоснабжения крупных городов области.

СЕГОДНЯ ...

АО «Самараэнерго» - крупнейшая энергосистема Среднего Поволжья, которая обеспечивает устойчивое и бесперебойное энергоснабжение 99% потребителей электроэнергии Самарской области. Абоненты компании расположены на территории 53,6 тыс км^2, на которой проживает свыше 3 млн человек и действует более 74 тысяч хозяйствующих субъектов.

Самаро-Тольяттинская агломерация - наиболее развитый индустриальный район Поволжья, в котором сосредоточено около четверти всех производственных фондов и производится более 20% промышленной валовой продукции региона. Автомобильная промышленность области обеспечивает выпуск 70% легковых автомобилей в стране. В Самарской области сосредоточен один из крупнейших нефтехимических комплексов России.

Крупнейшие потребители АО «Самараэнерго» - это предприятия химической, металлургической и машиностроительной промышленности, расположенные в городах Самара, Тольятти, Новокуйбышевск, Сызрань. Доля промышленности в структуре электропотребления составляет 63,5%, теплопотребления - 59,6%.

Вся территория Самарской области электрифицирована от сетей АО «Самараэнерго». Общая протяженность линий электропередачи АО «Самараэнерго» составляет 35 601 км, в том числе: 11 099 км напряжением от 35 до 220 кВ и 24343 км напряжением от 0,4 до 10 кВ.

АО «Самараэнерго» осуществляет централизованное теплоснабжение всех крупнейших городов области: Самары, Тольятти, Новокуйбышевска, Сызрани. Протяженность водяных тепловых сетей по трассе составляет 479,6 км.

В состав АО «Самараэнерго» входят 22 филиала, в том числе 8 электростанций, четыре предприятия электрических сетей, два предприятия тепловых сетей, два ремонтно-строительных предприятия, Исполнительная дирекция, Энергосбыт, Автобаза, Учебно-курсовой комбинат, Отряд военизированной охраны, Подсобное хозяйство. Численность персонала - 15628 человек, или около 1% экономически активного населения области.

Объём продукции, произведённый АО «Самараэнерго», составляет 5,2% объёма промышленного производства Самарской области и 80,5% объёма производства отрасли «Электроэнергетика».

ЗАВТРА ...

В 2002 году Самарской энергосистеме исполняется 70 лет. Достигнутые за эти годы результаты позволяют нам с уверенностью и оптимизмом смотреть в будущее.

Стратегической целью АО «Самараэнерго» является обеспечение работы энергосистемы в режиме устойчивого самофинансирования и максимальной эффективности в условиях динамично меняющихся внешних социально-экономических факторов, а также сложившегося на сегодняшний день уровня эффективности и физического состояния энергетического оборудования.

Решение такой крупномасштабной, комплексной технической задачи требует разработки реальной долгосрочной программы поэтапного технического перевооружения АО «Самараэнерго».

Одним из важных компонентов программы должна стать разработка взвешенной программы инвестирования.

Объективно необходимые высокие темпы решения задачи обязывают сместить акценты в финансировании (при его остром дефиците) с традиционных мероприятий по повышению эффективности и продлению ресурса физически и морально устаревшего паротурбинного оборудования в сторону внедрения нового, энергоэффективного.

Наибольшие темпы повышения показателей эффективности работы генерирующего оборудования энергосистемы могут быть достигнуты за счёт замещения существующих генерирующих мощностей. На первом этапе это определяет большую значимость задач технического перевооружения по сравнению с новым строительством или простым расширением.

Сравнительные укрупненные технико-экономические оценки определили приоритеты при внедрении газотурбинных и парогазовых технологий в масштабах энергосистемы.

В конце 2001 года начата работа по проведению переоценки основных средств АО «Самараэнерго» в рамках реструктуризации РАО «ЕЭС России», которая увеличит амортизационные отчисления, основной источник инвестиций, в 3 раза. Данное обстоятельство позволит уже в будущем году приступить к реализации наиболее значимых и эффективных инвестиционных проектов.


Общее собрание акционеров
Председатель Совета директоров
Совет директоров
Управляющая организация
ОАО «СМУЭК»
Председатель комиссии
Ревизионная комиссия
Генеральная дирекция
Электрические станции
(8 филиалов)
Электрические сети
(4 филиала)
Тепловые сети
(2 филиала)
Ремонтно-строительные предприятия
(2 филиала)
Энергосбыт
Прочие
(4 филиала)

ХРОНИКА ОСНОВНЫХ КОРПОРАТИВНЫХ СОБЫТИЙ В 2001 ГОДУ

Январь, 5	Подписано соглашение о реструктуризации задолженности за газ перед ООО «Межрегионгаз». Задолженность погашалась в течение 2001 г.
Февраль, 16	Внеочередное собрание акционеров передало полномочия исполнительного органа АО «Самараэнерго» управляющей компании ОАО «Средневолжская межрегиональная управляющая энергетическая компания».
Февраль-март	Организованные в ОАО «СМУЭК» уникальные для российской энергетики службы коммерческого директора, директора по тарифной политике и служба директора по региональной политике начали работу с целью повышения прибыльности АО «Самараэнерго».
Март, 24	Повышение тарифов на электро- и теплоэнергию решением РЭК №1 от 06.03.01 г.
Май	Более года уровень сбора денежных средств с потребителей превышает 100%
Июнь, 22	Очередное годовое собрание акционеров. Согласно принятому на собрании решению сумма, направляемая на выплату дивидендов акционерам, увеличена в 2,6 раза по сравнению с 2000 г., что подтверждает правильность проводимой в «Самараэнерго» производственно-экономической политики.
Июнь	Дебиторская абонентская задолженность АО «Самараэнерго» была досрочно (на шесть месяцев раньше установленного срока) снижена до уровня, установленного Приказом РАО «ЕЭС России» №332 от 29.06.01 г.
Август, 14	Повышение тарифов на электроэнергию для всех групп потребителей, кроме населения и оптовых потребителей-перепродавцов, решением РЭК №2 от 01.08.01 г.
Сентябрь, 21	Филиалу АО «Самараэнерго»-Новокуйбышевской ТЭЦ-1 исполнилось 50 лет.
Октябрь, 7	Повышение тарифов на электроэнергию для оптовых потребителей-перепродавцов решением РЭК №3 от 24.09.01 г.
Октябрь-ноябрь	Филиалам АО «Самараэнерго»: Безымянская ТЭЦ, «Энергосбыт», «Самарские электрические сети» и «Самарские тепловые сети»-исполнилось 60 лет.
Ноябрь, 23	АО «Самараэнерго» вошло в состав учредителей Некоммерческого партнерства «Администратор торговой системы оптового рынка электроэнергии Единой энергетической системы РФ».
Декабрь, 12	РЭК Самарской области принимает «Программу тарифной политики по ценообразованию электрической энергии, отпускаемой потребителям Самарской области, на 2002-2003 гг.». Принятая программа предусматривает поэтапную ликвидацию перекрестного субсидирования и введение тарифов по уровням напряжений.
Декабрь, 18	В соответствии с решением №10-4-5/240-2000 Министерства РФ по налогам и сборам от 13.09.2000 г. и решением межрайонной инспекции МНС РФ №1 от 18.12.01 г. была реструктурирована задолженность компании в федеральный бюджет.



Уставный капитал АО «Самараэнерго» составляет 4029004287 руб. Он разбит на 3506860287 обыкновенных и 522144000 привилегированных акций номинальной стоимостью 1 рубль каждая.

С февраля 1998 года компания является участником программы The Bank of New York по выпуску американских депозитарных расписок первого уровня на обыкновенные и привилегированные акции АО «Самараэнерго».

Обыкновенные и привилегированные акции компании торгуются на Фондовой бирже РТС, а также включены в котировальный лист второго уровня ММВБ. В течение 2001 года цены на акции АО «Самараэнерго» росли более высокими темпами, чем российский фондовый рынок в целом. За прошедший год капитализация рынка увеличилась в 2 раза, капитализация же АО «Самараэнерго» - в 2,3 раза, достигнув на конец года 103,9 млн долларов США.

Структура акционерного капитала изменялась за последние три года следующим образом:

	01.01.2002	*01.01.2001*	*01.01.2000*
Физические лица	15,66%	20,27%	21,27%
Юридические лица	27,71%	17,92%	16,5%
РАО «ЕЭС России»	49%	49%	49%
The Bank of New York International Nominees	7,63%	12,81%	13,23%

ДИНАМИКА РЫНОЧНОЙ ЦЕНЫ АКЦИЙ АО «САМАРАЭНЕРГО» В РТС В 2001 ГОДУ


$
0,035
0,030
0,025
0,020
0,015
0,010
0,005
ПРИВИЛЕГИРОВАННЫЕ
ОБЫКНОВЕННЫЕ

ИСТОРИЯ ДИВИДЕНДНЫХ ВЫПЛАТ


млн руб.
160,0
140,0
100,0
80,0
60,0
40,0
20,0
0
26,1
15,0
7,5
15,0
21,8
35,1
26,2
122,7
20,9*
140,3*
1997
1998
1999
2000
2001
ПО ОБЫКНОВЕННЫМ АКЦИЯМ
ПО ПРИВИЛЕГИРОВАННЫМ АКЦИЯМ

* ПРИМЕЧАНИЕ: 2001 год рекомендация Совета директоров

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА


15,66%
7,63%
49%
27,71%
РАО "ЕЭС РОССИИ"
ПРОЧИЕ ЮРИДИЧЕСКИЕ ЛИЦА
ФИЗИЧЕСКИЕ ЛИЦА
THE BANK OF NEW YORK

Наименование электростанций	*Количество турбин и их установленная мощность*	*Установленная электрическая мощность, МВт*	*Установленная тепловая мощность, Гкал/ч**
Тольяттинская ТЭЦ	1x50, 2x65, 1x80, 2x100,2x90, 2x35	710	2497
ТЭЦ Волжского автозавода	2x60, 4x105, 2x110, 3x135, 1x142	1172	3903
Самарская ТЭЦ	1x60, 3x110	390	1942
Безымянская ТЭЦ	1x14, 1x23.7, 4x25, 1x46	183,7	1574
Самарская ГРЭС	2x4, 2x12, 1x25	53	1807
Новокуйбышевская ТЭЦ-1	1x4, 6x22, 4x25	236	1419
Новокуйбышевская ТЭЦ-2	2x25, 3x50, 2x60, 2x75	470	1670
Сызранская ТЭЦ	1x12, 1x16, 1x17, 2x25, 1x50, 1x110	255	1058
ТОК			500
АО «Самараэнерго»		**3469,7**	**16370**

**Примечание: в общую тепловую мощность электростанций входит мощность пиковых водогрейных котлов*

Наименование электростанций	*Выработка электроэнергии, млн кВтч*	*Отпуск с коллекторов, тыс. Гкал*
Тольяттинская ТЭЦ	2911,3	5906,7
ТЭЦ Волжского автозавода	5340,8	7013,3
Самарская ТЭЦ	2190,2	3444,1
Безымянская ТЭЦ	795,1	2198,8
Самарская ГРЭС	200,2	824,2
Новокуйбышевская ТЭЦ-1	459,6	1223,2
Новокуйбышевская ТЭЦ-2	1013,2	1473,4
Сызранская ТЭЦ	908,2	1596,0
ТОК		
АО «Самараэнерго»	**13818,6**	**25831,1**

ЭЛЕКТРИЧЕСКИЕ СЕТИ

Электрические сети	*Установл. трансформ. мощность, тыс. кВА*	*Количество ПС, шт.*	*Протяженность ЛЭП, км*						*Площадь обслуживания, тыс. кв. км*	*Количество фидеров, шт.*
			Общая	*220 кВ*	*100 кВ*	*35 кВ*	*(3-6-10) кВ*	*0,4 кВ*		
Самарские	4126,4	1563	10200	415	1685	782	4035	3201	18,6	248
Жигулевские	3191,2	1021	7654	618	1417	838	2281	2448	8,3	182
Волжские	2973,6	1665	9955	587	1417	720	4338	2832	16	316
Чапаевские	1947,4	1303	7792	282	1456	858	2952	2256	15,8	241
ИТОГО:	**12238,5**	**5552**	**35601**	**1902**	**5999**	**3198**	**13870**	**10737**	**53,6**	**989**

ТЕПЛОВЫЕ СЕТИ

ТЕПЛОВЫЕ СЕТИ	*ВОДЯНЫЕ СЕТИ*				*ПАРОКОНДЕНСАТОРЫ*			
	Всего, км	*в том числе подземных*	*в том числе воздушных*	*ср. диаметр трубопроводов, мм*	*Всего, км*	*в том числе подземных*	*в том числе воздушных*	*ср. диаметр трубопроводов, мм*
Самарские	298,57	256,37	42,2	464,0	14,18	9,63	4,55	407
в том числе								
1 район СТС (от СамГРЭС)	52,48	48,53	3,95	418,0	-	-	-	-
2 район СТС (от БТЭЦ)	45,08	38,68	6,40	559,0	10,25	8,42	1,83	433,0
3 район СТС (от НкТЭЦ-1)	89,94	67,09	22,85	269,0	3,93	1,21	2,72	338,0
4 район СТС (от ЦОК)	40,14	35,10	5,04	575,0	-	-	-	-
5 район СТС (от СамТЭЦ)	70,93	66,97	3,96	620,0	-	-	-	-
Тольяттинские	155,96	138,96	17,0	252,0	13,51	-	13,51	500,0
Тепловые сети СТЭЦ	25,06	2,46	22,6	625,0	-	-	-	-
ИТОГО:	**479,59**	**397,79**	**81,80**	**403,0**	**27,69**	**9,63**	**18,06**	**452,0**

ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ

	2000 г.	*2001 г.*
Установленная электрическая мощность, МВт	3494,7	3469,7
Отпуск электроэнергии с шин электростанций, млн кВтч	12778,5	12097,5
Полезный отпуск электроэнергии, млн кВтч	17036,8	17330,5
Покупная энергия, млн кВтч	5963,4	6979,3
Установленная тепловая мощность, Гкал/ч	16513	16370
Отпуск теплоэнергии с коллекторов, тыс. Гкал	24924,7	25831,1
Полезный отпуск теплоэнергии, тыс. Гкал	23283,0	24042,5

ОСНОВНЫЕ ФИНАНСОВЫЕ ПОКАЗАТЕЛИ

	По оплате		*По отгрузке*	
	2000 г.	*2001 г.*	*2000 г.*	*2001 г.*
Выручка от реализации продукции, млн руб.	9456	11569	8974	11126
Затраты на производство реализованной продукции, млн руб.	8054	10344	7536	10007
Прибыль отчетного периода, млн руб.	962	757	999	651
Налоги, млн руб.	446	311	446	311
Прибыль в распоряжении АО, млн руб.	515	447	553	340



УСТАНОВЛЕННЫЕ МОЩНОСТИ



МВт
Гкал/ч
3550
3500
3450
3400
3350
3300
3250
3200
16550
16350
16150
15950
15750
15550
16473
16513
16513
16513
16370
3483
3495
3495
3495
3470
1997
1998
1999
2000
2001
ЭЛЕКТРИЧЕСКАЯ
ТЕПЛОВАЯ

ВЫРАБОТКА ЭЛЕКТРОЭНЕРГИИ И ТЕПЛА, ПОКУПНАЯ ЭЛЕКТРОЭНЕРГИЯ



млн кВтч
тыс. Гкал
15000
14800
14600
14400
14200
14000
13800
13600
13400
13200
33000
28000
23000
18000
13000
8000
3000
27210
25473
24379
24925
25831
14761
14519
14166
14024
13819
6092
5532
5111
5963
6979
1997
1998
1999
2000
2001
ВЫРАБОТКА ЭЛЕКТРОЭНЕРГИИ
ОТПУСК ТЕПЛА С КОЛЛЕКТОРОВ
ПОКУПНАЯ ЭЛЕКТРОЭНЕРГИЯ

ПОЛЕЗНЫЙ ОТПУСК ЭЛЕКТРОЭНЕРГИИ


млрд кВт.ч
17,1
16,3
16,5
17,0
17,3
1997
1998
1999
2000
2001

ДИНАМИКА ПОЛЕЗНОГО ОТПУСКА ТЕПЛА И СРЕДНЕЙ ТЕМПЕРАТУРЫ ВОЗДУХА


°C
тыс. Гкал
24856
24002
22731
23188
24043
5,1
5,9
5,9
6,6
6,5
-5,3
-5,0
-3,8
-3,0
-3,5
1997
1998
1999
2000
2001
СРЕДНЕГОДОВАЯ ТЕМПЕРАТУРА
ПОЛЕЗНЫЙ ОТПУСК ТЕПЛОЭНЕРГИИ
СРЕДНЯЯ ТЕМПЕРАТУРА ЗА ОТОПИТЕЛЬНЫЙ ПЕРИОД

ДИНАМИКА ПОЛЕЗНОГО ОТПУСКА ТЕПЛОЭНЕРГИИ


тыс. Гкал
24856,5
24002,5
22730,7
23188,4
24042,5
19128,7
19056,0
17260,0
17134,0
17170,2
17,1
16,3
16,5
17,0
17,3
1997
1998
1999
2000
2001
ОТПУСК ПАРА
ОТПУСК ГОРЯЧЕЙ ВОДЫ
ПОЛЕЗНЫЙ ОТПУСК ТЕПЛА

На протяжении последних четырех лет наблюдается устойчивый рост полезного отпуска электрической энергии, который в 2001 году составил 17330,5 млн кВт.ч. По сравнению с 2000 годом этот показатель увеличился на 293,7 млн кВт.ч (1,7%), что обусловлено ростом объема промышленного производства в Самарской области на 7,7%.

Потребление электроэнергии промышленностью по сравнению с 2000 годом увеличилось на 229,9 млн кВт.ч (2,1%), в том числе , за счет ОАО «АвтоВАЗ», ЗАО «Новокуйбышевская нефтехимическая компания», ЗАО «Нефтехимия», ООО «Тольяттикаучук», ЗАО «Куйбышевазот», АО «Самаранефтегаз», АО СНПЗ.

Полезный отпуск оптовым потребителям вырос на 148,7 млн кВт.ч (3,7%), электрифицированному железнодорожному транспорту на 6,4 млн кВт.ч (1,1%), непромышленным потребителелям на 23,2 млн кВт.ч (6,2%), что объясняется интенсивным развитием малого бизнеса.

Вместе с тем, снижен полезный отпуск электроэнергии производственным сельскохозяйственным потребителям на 7,8 млн кВтч (17,1%), что связано с уменьшением объемов сельскохозяйственного производства в Самарской области и отключением оборудования сельхозпроизводителей за неуплату. Сократили энергопотребление на 22,7 млн кВтч (9,7%) и населенные пункты, что объясняется передачей коммунально-бытовой сферы промышленных и сельхозпроизводителей на прямые расчеты с «Энергосбытом».

По сравнению с аналогичным периодом 2000 года структура электропотребления практически не изменилась. Основная доля электропотребления приходится на промышленность (63,5%) и оптовых потребителей-перепродавцов (24,2%).

Рост полезного отпуска электроэнергии сопровождался увеличением объемов покупной энергии с ФОРЭМ на 17% при снижении отпуска с шин собственными ТЭС на 5,3%.

Замещение собственной конденсационной выработки покупной энергией позволило повысить экономичность производства. Удельный расход условного топлива на производство электроэнергии снижен на 8,6 г/кВт.ч. Кроме того, улучшилась эффективность теплофикации, в основном за счет роста доли выработки по теплофикационному циклу с 55,1% в 2000 году до 58,5% в 2001 году.

Технологический расход электроэнергии на передачу в сетях вырос с 8,9% (к отпуску в сеть) в 2000 году до 8,95% в 2001 году.

Технические потери выросли на 5,3% за счет увеличения перетоков в сети 6-220 кВ, что, в свою очередь, определяется увеличением полезного отпуска электроэнергии по сравнению с 2000 годом. На увеличении технических потерь также сказались и вынужденные неэкономичные потокораспределения в сети 35-220 кВ во время ремонтных и послеаварийных режимов.

Коммерческие потери электроэнергии в сетях по сравнению с 2000 годом снизились на 0,2%.

Полезный отпуск тепла потребителям в 2001 году составил 24042,5 тыс. Гкал, что выше уровня прошлого года на 854,1 тыс. Гкал (3,7%).

По сравнению с 2000 годом улучшена структура отпуска тепла. В частности, увеличена с 83,3% до 83,8% доля отпуска тепла отработавшим паром в общем отпуске тепла, снижен с 11,4% до 10,6% отпуск тепла от пиковых водогрейных котлов. Удельный расход условного топлива снижен на 0,7 кг/Гкал.

Полезный отпуск тепла в горячей воде в 2001 году составил 17170,2 тыс. Гкал, что выше уровня 2000 года на 36,2 тыс. Гкал (0,2%). Доля горячей воды в структуре теплопотребления снизилась с 73,4% в 2000 году до 71,4% в 2001 году.

Потребление в горячей воде промышленностью выросло на 211,8 тыс. Гкал (6,0%), из них 190,5 тыс. Гкал в IV квартале, что обусловлено понижением температуры наружного воздуха в IV квартале 2001 года относительно 2000 года в среднем на 1,7°С. Рост потребления горячей воды оптовыми потребителями-перепродавцами на 323,6 тыс. Гкал. (3,7%),связан с более низкой температурой наружного воздуха в отопительный сезон 2001 года, а также ростом потребления тепла ЗАО «ПТС», вследствие передачи в 2001 году ведомственного жилья в муниципальную собственность г. Самары.

В связи с последним обстоятельством, значительно снизили потребление тепла в горячей воде жилищные организации.

Полезный отпуск тепла в паре в 2001 году составил 6872,3 тыс. Гкал, что на 818,0 тыс. Гкал (13,5%) больше, чем в 2000 году. Почти весь рост потребления пара приходится на промышленность (815,2 тыс. Гкал), что является следствием роста объема промышленного производства в Самарской области в 2001 году на 7,7% относительно 2000 года, в том числе на предприятиях нефтехимической отрасли на 24,0%.

В целом, в 2001 году по сравнению с прошлым годом увеличили потребление тепловой энергии:

- Промышленность на 1027,0 тыс. Гкал (11,1%), в том числе ЗАО «Нефтехимия», ООО «Тольяттикаучук», ОАО «АвтоВАЗ», ЗАО «Новокуйбышевская нефтехимическая компания»;
- Оптовые потребители-перепродавцы на 315,1 тыс. Гкал (3,5%);
- Коммунальное хозяйство на 3,9 тыс. Гкал (12,9%);
- Жилищно-строительные кооперативы на 4,1 тыс. Гкал (5,0%);
- ГСК, кооперативы, гостиницы, мастерские творческих работников на 3,1 тыс. Гкал (48,8%);

Снизили потребление:

- Жилищные организации на 363,4 тыс. Гкал (13,0%);
- Теплично-парниковые хозяйства на 25,9 тыс. Гкал (6,4%).

В структуре теплопотребления в 2001 году по сравнению с 2000 годом значительных изменений не произошло. Преобладающими группами потребителей по итогам 2001 года являются промышленность (42,9%) и оптовые потребители-перепродавцы (38,3%).

Потери в тепловых сетях (в процентах от поступления в сеть) снижены относительно уровня прошлого года с 6,59% до 6,56%.

В 2001 году в связи с созданием ОАО «Средневолжская межрегиональная управляющая энергетическая компания» управленческие функции в сфере сбыта были переданы управлению энергосбытовой деятельности СМУЭК. В исполнительной дирекции АО «Самараэнерго» отдел сбыта электрической и тепловой энергии был упразднен.

В отчетном году договоры энергоснабжения заключались с обязательным включением авансовых платежей. В 2001 году было заключено 5191 договор электроснабжения и 3536 договоров теплоснабжения.

Перечень ежедневно контролируемых потребителей вырос до 146 и включает в себя, кроме промышленных потребителей, всех оптовых потребителей-перепродавцов и предприятия ЖКХ, поставляющие электрическую и тепловую энергию бытовым потребителям. Ежемесячные графики платежей формировались по 99 крупнейшим абонентам.

С 1 января 2001 года полностью прекращена оплата неденежными средствами. Уровень оплаты в прошедшем году ежемесячно превышал 100%, а в целом за 2001 год был обеспечен уровень оплаты денежными средствами в размере 104,0%, что выше показателя, установленного бизнес-планами энергосбытовой деятельности на I-IV кварталы (101,0%).

За отчетный год было обеспечено сокращение задолженности абонентов на 534,7 млн руб., что на 400,0 млн руб. больше величины, установленной бизнес-планом. На начало 2002 года объем дебиторской абонентской задолженности составил 1,25 среднемесячного объема продаж в 2001 году.

В области 30 перепродавцов по электроэнергии имеют лицензию и статус «Энергоснабжающая организация». С предприятиями, оказывающими услуги по передаче электрической энергии для организаций и предприятий Самарской области, «Энергосбытом» заключено 17 договоров на возмездное оказание услуг, а их абоненты переданы на прямые расчеты в отделения «Энергосбыта».

Продолжается работа по заключению договоров на электроснабжение с населением области и переводу населения на прямые расчеты с энергосистемой. По данным на 1 января 2002 года «Энергосбыт» ведет расчеты с 306065 бытовыми потребителями.

В течение 2001 года осуществлялся постоянный контроль за соблюдением потребителями установленных договорных величин и режимов электропотребления.

Ежедневно контролем охвачено 136 предприятий, электроснабжение которых составляет 60,1% от полезного отпуска электроэнергии собственным потребителям.

Ежедневно составляется оперативная сводка о соблюдении плана предельного потребления электроэнергии и мощности по Самарской энергосистеме, а также о выполнении договорных величин электроэнергии и мощности предприятиями, находящимися на суточном контроле.

Внедрение автоматизированных систем контроля и учета электроэнергии (УСД с электронными счетчиками) снижает дисбалансы на объектах энергосистемы, межгосударственных, межсистемных перетоках и, в конечном итоге, коммерческие потери.

Первая очередь АСКУЭ АО «Самараэнерго» межсистемных перетоков и генерации электростанций на 25 объектах сдана в промышленную эксплуатацию в 2000 году. Опытная эксплуатация показала достоверность и оперативность учета, а именно это определяет снижение коммерческих потерь. Очевидна целесообразность дальнейшего активного внедрения АСКУЭ согласно утвержденному графику на объектах энергосистемы и контроля фактически потребляемой мощности относительно договорной.

Персоналом Самарской ТЭЦ, Тольяттинской ТЭЦ, ТЭЦ ВАЗа, Безымянской ТЭЦ совместно со службами «Энергосбыта» продолжаются работы по автоматизации учета расхода электроэнергии на собственные и хозяйственные нужды.

После внедрения автоматизированных систем на объектах АО «Самараэнерго» стало возможным отслеживать суточные (в том числе в режиме реального времени) и месячные небалансы, а также создавать отчеты по электропотреблению.

Автоматизированный учет на базе КТС «ТОК-С» в соответствии с техническими условиями «Энергосбыта» смонтирован у 11 абонентов АО «Самараэнерго».

СТРУКТУРА ЭЛЕКТРОПОТРЕБЛЕНИЯ


3,4%
0,8%
2,3%
2,4%
2,2%
1,2%
24,2%
63,5%
ПРОМЫШЛЕННОСТЬ
ОПТОВЫЕ ПОТРЕБИТЕЛИ ПЕРЕПРОДАВЦЫ
ЭЛЕКТРИФ. Ж/Д ТРАНСПОРТ
СЕЛЬХОЗПОТРЕБИТЕЛИ
НЕПРОМЫШЛЕННЫЕ ПОТРЕБИТЕЛИ
НАСЕЛЕНИЕ
НАСЕЛЕННЫЕ ПУНКТЫ
ЭЛЕКТРИФ. ГОР. ТРАНСПОРТ

СТРУКТУРА ТЕПЛОПОТРЕБЛЕНИЯ


38,3%
59,6%
0,04%
1,6%
0,4%
ПРОМЫШЛЕННОСТЬ
ОПТОВЫЕ ПОТРЕБИТЕЛИ ПЕРЕПРОДАВЦЫ
ТЕПЛИЧНО-ПАРНИКОВЫЕ ХОЗЯЙСТВА
ЖИЛИЩНО-СТРОИТЕЛЬНЫЕ КООПЕРАТИВЫ
ГСК, ГОСТИНИЦЫ, МАСТЕРСКИЕ ТВОРЧЕСКИХ РАБОТНИКОВ

Ремонтная деятельность АО «Самараэнерго» направлена на обеспечение надежной и экономичной работы оборудования энергосистемы и увеличения срока его эксплуатации.

В 2001 году, несмотря на сложности финансирования, выполнены запланированные объемы капитальных ремонтов основного и вспомогательного оборудования. В целом предприятия успешно подготовились к прохождению осенне-зимнего максимума. На выполнение ремонтной кампании затрачено 974,2 млн руб., в том числе на ремонт хозспособом 768,3 млн руб., на ремонт подрядным способом - 205,9 млн руб.

В 2001 году отремонтировано 15 из 79 установленных энергетических котлов, 11 из 59 установленных водогрейных котлов, 11 из 63 турбоагрегатов, 9 градирен, 4 дымовые трубы и 1 брызгальный бассейн.

Выполнены капитальные ремонты 11 энергетических котлов, 11 водогрейных котлов, 11 турбоагрегатов.

В ходе ремонтов на электростанциях заменено по котлоагрегатам:
- экранов энергокотлов - 103 т;
- пароперегревателей - 64 т;
- водяных экономайзеров - 72 т;
- кубов воздухоподогревателя на 1 котле - 24;
- главных паропроводов - 28 т;
- необогреваемых труб (пароперепускных труб, питательных трубопроводов) - 34 т;
- коллекторов энергокотлов - 14 т;
- конвективные части водогрейных котлов - 140 т;
- экранов водогрейных котлов - 159 т;
- коллекторов водогрейных котлов - 12 т.

По турбоагрегатам заменено:
- ступеней рабочих лопаток - 19;
- дисков - 5;
- гибких муфт «Би-Би» на жесткие - 2.

В целях повышения надежности и экономичности работы электротехнического оборудования электростанций капитально отремонтировано 11 генераторов общей мощностью 680 МВт.

Все капитальные ремонты генераторов (кроме Самарской ТЭЦ) выполнены собственным ремонтным персоналом и ремонтным персоналом ПРП.

Значительный объем работ выполнил электроремонтный цех ПРП:
- капитальный ремонт генераторов - 2;
- текущий ремонт генераторов - 17;
- аварийный ремонт генераторов - 3;
- капитальный ремонт силовых трансформаторов - 16;
- ремонт электродвигателей 6 кВ - 441 шт. (в т.ч. 28 с полной перемоткой);
- ремонт электродвигателей 0,4 кВ - 526 шт. (в т.ч. 428 с полной перемоткой);
- ремонт силовых трансформаторов 63-1000 кВА - 170 шт. (в т.ч. 120 с заменой обмоток);
- ремонт измерительных трансформаторов 35-220 кВ - 70 шт.

Электроремонтным цехом ПРП произведено тепловизионное обследование РУ всех ТЭС и сетевых предприятий, а также введена практика тепловизионного контроля качества пайки головок лобовых частей обмоток статоров генераторов при проведении капитальных ремонтов, что привело к значительному снижению повреждений лобовых частей обмоток генератора.

Одно из основных направлений в стратегии ремонта оборудования предполагает вывод оборудования в ремонт не по регламентированной продолжительности эксплуатации, а по фактическому исчерпанию ресурса, определяемого штатным и периодическим контролем, результатами обследования во время плановых остановов. Это особенно важно при переходе к свободному рынку электроэнергии для повышения экономичности работы и конкурентоспособности энергосистемы.

В предприятиях тепловых сетей выполнены следующие ремонты:
- перекладка тепловых сетей - 9,9 км;
- замена сальниковых компенсаторов - 84 шт.;
- замена задвижек - 287 шт.;
- восстановление неподвижных опор - 41 шт.;
- ремонт насосных станций - 3 шт.;
- восстановление тепловой изоляции - 1039 $м^3$;
- ремонт теплопунктов - 12 шт.;
- реконструкция тепловых камер - 40 шт.

Филиалами электрических сетей в установленные сроки выполнены основные объемы ремонтов электрооборудования подстанций и линий электропередачи, мероприятия по надежности, экономичности, подготовке к массовым ремонтным работам летнего периода и к зиме. Проделанная работа позволила обеспечить устойчивую работу электрических сетей.

В 2001 году выполнен капитальный ремонт 1217,88 км ВЛ 35-220 кВ, в т. ч: 166,48 км ВЛ 220 кВ, 701,29 км ВЛ 110 кВ, 350,11 км ВЛ 35 кВ.

В процессе эксплуатации выполнена:
- замена 1846 шт. дефектных изоляторов;
- замена 5806 шт. фарфоровых изоляторов на стеклянные и полимерные;
- обварка 475 опор с целью предотвращения случаев хищения металлических уголков;
- расчистка 451,13 га трасс ВЛ.

Комплексно отремонтировано 35 подстанций 35-220 кВ. Выполнен капитальный ремонт:
- 8 силовых трансформаторов 35-220 кВ, общей мощностью 391,4 МВА;
- 15 воздушных выключателей 110-220 кВ;
- 66 масляных выключателей 110-220 кВ.

Для повышения надежности работы оборудования подстанций во время ремонтов выполнена замена:
- морально и физически устаревших опорно-стержневых изоляторов 110 кВ на разъединителях - 490 шт. и установлено 18 изоляторов в качестве вторых колонок;
- дефектных в/в вводов 110-220 кВ на силовых трансформаторах и масляных выключателях в количестве 48 шт.;
- подвесной фарфоровой изоляции на стеклянную на ОРУ подстанций - 300 шт.;
- измерительных трансформаторов тока 110-220 кВ, отработавших свой ресурс, - 37 фаз, трансформаторов напряжения 110-220 кВ - 6 фаз.

Комплексно отремонтировано 2502 км ВЛ 0,4-10 кВ, 668 шт. комплектных трансформаторных подстанций 6-10/0,4 кВ.

В ходе ремонтов ВЛ 0,4-10 кВ и ТП-6-10/0,4 кВ произведена замена:
- опор - 3165 шт.;
- приставок - 3608 шт.;
- разъединителей - 91 шт.;
- проводов - 646 км;
- изоляторов - 14070 шт.



На протяжении последних трех лет АО «Самараэнерго» постоянно увеличивает расходы на инвестиции, что свидетельствует о его устойчивом финансовом положении. Сегодня речь уже идет не только об увеличении инвестиций, но и о том, чтобы результатом каждого инвестиционного проекта стало приращение производственного потенциала акционерного общества и, в конечном итоге, увеличение его ценности.

В 2001 году АО «Самараэнерго» продолжало работы по энергетическому строительству, реконструкции и техперевооружению. В 2001 году были запланированы инвестиции в объеме 435340 тыс. руб., в том числе в основной капитал - 409348 тыс. руб., в нематериальные активы - 25487 тыс. руб. Фактическое финансирование инвестиций за счет собственных и привлеченных средств составило 480311 тыс. руб. (95,5% плана). При этом бюджетные и средства иностранных инвесторов в развитие энергосистемы не привлекались.

За 2001 год освоено капитальных вложений на 487624 тыс. руб., что составляет 112,0% от плана на год, в т.ч.:
- за счет собственных средств 479604 тыс. руб. (110,2%);
- за счет привлеченных средств 8020 тыс. руб. (1,8%).

Из общего объема освоенных капитальных вложений за 2001 год:
- инвестиции в основной капитал составили 478882 тыс. руб. (98,2%);
- инвестиции в нематериальные активы 96 тыс. руб. (0,02%);
- приобретено объектов незавершенного строительства в объеме 8646 тыс. руб. (1,8 %).

Из общего объема инвестиций в основной капитал 478034 тыс. руб. (99,8%) направлено на производственное развитие, 848 тыс. руб. (0,2%) - на развитие объектов непроизводственного назначения.

В 2001 году введены основные фонды общей стоимостью 371779 тыс. руб.:
- тепловые сети в Самаре, Новокуйбышевске, Тольятти протяженностью 2,318 км;
- трансформатор на ПС 110 кВ «Жигулевская» мощностью 25 т. кВА;
- трансформатор на ПС 110 кВ «Западная» мощностью 25 т. кВА;
- трансформатор на ПС 35 кВ «Центральная-1» мощностью 16 т. кВА;
- линии электропередачи напряжением 0,4-6-10 кВ протяженностью 164,59 км;
- жилой дом в г. Самаре общей площадью 4715 м^2.

Незавершенное строительство на 1 января 2002 года составило 533782 тыс. руб. и снизилось по сравнению с 1 января 2001 года на 7845 тыс. руб. (1,4%).

За 2001 год проведены работы по реконструкции и техническому перевооружению электрических станций, электрических и тепловых сетей в объеме 441900 тыс. руб.

В соответствии с программой технического перевооружения и реконструкции в 2001 году выполнены:
- реконструкция градирни №2 Новокуйбышевской ТЭЦ-1;
- реконструкция системы газоснабжения энергетических котлов ТГМЕ-464 ст. №12 Сызранской ТЭЦ и БКЗ-420-140 ст. №1 Самарской ТЭЦ с внедрением газовых блоков «АМАКС»;
- реконструкция блока подпитки теплосети с внедрением АСУ ТП на Самарской ТЭЦ;
- внедрение автоматизированной системы коммерческого учета отпуска тепла, модернизация сетевых трубопроводов, реконструкция блока подпитки теплосети ТЭЦ ВАЗа;
- замена трубной системы конденсатора ТА ст. №3, замена аккумуляторной батареи СН-720 на 80 PzS-800, замена высоковольтных выключателей ВМ-16 на вакуумные на Безымянской ТЭЦ;
- реконструкция подстанций с вводом трансформаторных мощностей - 66 тыс. кВА;
- реконструкция линий электропередачи 0,4 - 10 кВ протяженностью 164,6 км;
- реконструкция тепловых сетей - 2,3 км.

В 2001 году продолжались работы по реконструкции Самарской ТЭЦ с установкой турбины Р-50-130/30. В связи с энергодефицитностью Самарской энергосистемы для АО «Самараэнерго» чрезвычайно актуальна задача увеличения объемов выработки электроэнергии, прежде всего на тепловом потреблении, с максимальным использованием резервов установленного оборудования тепловых электростанций. С этой точки зрения наиболее перспективно увеличение мощности Самарской ТЭЦ, имеющей резервы мощности энергетических котлоагрегатов и непропорционально завышенную мощность пиковых водогрейных котлов.

Демонтаж неиспользуемой в настоящее время турбины на НкТЭЦ-2 с ее последующей установкой на СамТЭЦ позволит дополнительно отпустить потребителям 259,3 млн кВт.ч электрической энергии. Реализация данного проекта позволит отказаться от неэкономичного редуцирования пара для питания основных бойлеров № 3, 4, 5, вытеснить, в среднем за отопительный период, около 43,2 Гкал тепловой нагрузки пиковых водогрейных котлов. Дополнительный отпуск от Самарской ТЭЦ собственной электроэнергии после расширения позволит энергосистеме сократить покупку электроэнергии на ФОРЭМ.

ОБЪЕМ ИНВЕСТИЦИЙ


млн руб.
500,0
400,0
300,0
200,0
100,0
0
387,7
157,4
334,6
125,7
312,8
170,2
439,0
304,4
487,6
441,9
1997
1998
1999
2000
2001
ВСЕГО
В ТОМ ЧИСЛЕ НА РЕКОНСТРУКЦИЮ И ТЕХПЕРЕВООРУЖЕНИЕ



ЗАТРАТЫ НА МЕРОПРИЯТИЯ ПО ОХРАНЕ ОКРУЖАЮЩЕЙ СРЕДЫ


млн руб.
120,0
100,0
80,0
60,0
40,0
20,0
0
31,4
24,2
33,1
100,0
112,5
1997
1998
1999
2000
2001

СТРУКТУРА ПОТРЕБЛЕНИЯ ТОПЛИВА


%
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0
97,6
97,5
94,6
97,7
92,6
0,7
1,6
3,5
1,1
5,6
1,7
0,9
1,9
1,2
1,8
1997
1998
1999
2000
2001
ГАЗ
МАЗУТ
УГОЛЬ

Научно-исследовательские и опытно-конструкторские работы в 2001 году были направлены на создание новых образцов оборудования и приборов, совершенствование технологических процессов и энергосберегающих технологий, экологические мероприятия, создание тренажерных комплексов, разработку программных продуктов, направленных на совершенствование хозяйственного, сбытового, экономического, финансового и диспетчерского управления.

Работы по созданию и внедрению новой техники и технологий финансируются из средств централизованного фонда НИОКР РАО «ЕЭС России». В мае 2001 года РАО «ЕЭС России» был утвержден перечень НИОКР по АО «Самараэнерго», в котором определены объемы финансирования мероприятий и доля, подлежащая перечислению, что составило для АО «Самараэнерго» - 78,5 млн руб., РАО «ЕЭС России» - 26,5 млн руб. В перечне к выполнению принято 49 мероприятий, из них выполнено 35, исключено из плана ввиду отказа исполнителя - 12 мероприятий, перенесено на 2002 г. - 8 мероприятий, дополнительно включено 6 мероприятий. Профинансировано мероприятий на сумму 42,4 млн руб., в том числе в Фонд РАО «ЕЭС России» перечислено 14,8 млн руб.

Среди наиболее крупных и значимых работ следует отметить:

- Разработку дожимного компрессора для ГТУ на базе роторного двигателя, выполняемую СНТК им. Н.Д. Кузнецова. В настоящее время завершена подготовка рабочих чертежей и начата сборка конструкции. К концу 2002 года при условии стабильного финансирования образец будет направлен на испытания. Данная разработка позволит наладить производство компрессоров в Самарской области и отказаться от использования дорогостоящего и, как показала практика, не совсем надежного зарубежного оборудования.
- Разработку компьютерных тренажерных комплексов для подготовки оперативного персонала ТЭС и ПЭС. Разработан ряд тренажерных комплексов, которые позволят эффективно проводить обучение оперативного персонала, отрабатывать любые ситуации, возникающие при эксплуатации различных типов оборудования ТЭЦ 130 ата с поперечными связями.
- Разработку и внедрение информационных и управляющих АСУ ТП основного и вспомогательного оборудования. Внедрение автоматизированных систем позволит диспетчерскому персоналу ЦДС, ПЭС и РЭС иметь информацию о состоянии оборудования в масштабе реального времен и сократить время на принятие решений при возникновении нештатных ситуаций.
- Разработку и внедрение автоматизированных систем коммерческого учета электроэнергии и тепла и внедрение корпоративных автоматизированных систем расчета с потребителями (АСУ «Энергосбыта»). Разрабатываемые автоматизированные комплексы позволяют автоматизировать процесс коммерческого учета потребляемой электро- и теплоэнергии, контролировать потребление в режиме реального времени, существенно повысить оперативность расчетов с потребителями, снизить коммерческие потери.

Ряд разработок направлен на совершенствование процесса сжигания газа и мазута на котлах с целью повышения надежности и экономичности, снижения тепловых потерь, подавления процесса образования вредных выбросов NOx и CO.



Защита атмосферного воздуха от вредных выбросов электростанций - одна из постоянных приоритетных задач АО «Самараэнерго». Сложная экологическая обстановка в Самарской области, особенно в Самаре, Тольятти, Новокуйбышевске и Сызрани, где расположены электростанции энергосистемы, а также существующий порядок платежей за загрязнение окружающей природной среды при жестких нормативах вредных выбросов и сбросов, определяют постоянную необходимость внедрения природоохранных мероприятий, максимально снижающих вредное воздействие на окружающую среду. При реконструкции, ремонте и монтаже оборудования вопросы экологии учитываются в обязательном порядке.

Основными источниками загрязнения атмосферного воздуха городов Самарской области являются предприятия нефтехимической, нефтеперерабатывающей, химической, энергетической, металлургической, строительной промышленности и автотранспорт. В 2000 году валовые выбросы вредных веществ в атмосферу составили примерно 610 тыс. т, в том числе от промышленных предприятий 350 тыс. т (57%) и от автотранспорта 260 тыс. т (43%). В 2001 году это соотношение сохранилось.

Доля электростанций АО «Самараэнерго» в общей величине выбросов в области снизилась с 7,4% в 1999 году до 5,9% в 2000-2001 гг. За этот же период доля автотранспорта увеличилась с 41 до 43%.

Выбросы загрязняющих веществ от электростанций напрямую зависят от количества и качества сожженного топлива, а также от эффективности проводимых природоохранных мероприятий. В 2001 году в целом по энергосистеме общий расход топлива по сравнению с 2000 годом уменьшился с 8279,9 тыс. тут до 8043,6 тыс. тут, т.е. на 2,9%, при этом расход природного газа уменьшился на 5,4%, расход мазута увеличился в 2,6 раза, расход угля также увеличился на 55,8%.

Структура топливопотребления в отчетном году с точки зрения экологии несколько ухудшилась. Если в 2000 году природный газ в структуре топливопотребления занимал 97,7%, мазут 1,1%, уголь 1,2%, то в 2001 году доля природного газа составила 95,2%, мазута 2,9%, угля 1,9%.

В 2001 году валовые выбросы загрязняющих веществ в целом по системе составили 36,45 тыс. т против 36,13 тыс. т в 2000 году, в том числе по ингредиентам:

- твердые, увеличены с 1,2 до 2,1 тыс. т (на 75,0%);
- окислы серы, увеличены с 3,6 до 9,0 тыс. т (в 2,5 раза);
- окислы азота, снижены с 29,3 до 24,69 тыс. т (на 15,7%).

Рост выбросов золы и окислов серы произошел из-за увеличения сжигания угля и мазута, а снижение выбросов окислов азота достигнуто за счет внедрения природоохранных мероприятий и в результате снижения общего расхода топлива.

Природоохранные мероприятия на филиалах АО «Самараэнерго» проводятся по программе, утвержденной главным инженером энергосистемы и согласованной с Комитетом природных ресурсов и Центром Государственного санитарно-гигиенического надзора Самарской области.

В 2001 году на электростанциях энергосистемы было намечено к выполнению 9 мероприятий по охране воздушного бассейна.

В полном объеме выполнено 7 мероприятий:

на Тольяттинской ТЭЦ:

- произведен капитальный ремонт золоулавливающей установки котла ст. № 12. Экологический эффект - сокращение выбросов золы на 200 т/год;
- проведены наладка и испытания золоулавливающих установок котлов ст. №№ 7-13. Экологический эффект - сокращение выбросов золы на 60 т/год;
- на котлах ст. №№ 7-13 произведена замена насадок газораздающих сопел на нержавеющую сталь. Эффект - сокращение выбросов окислов азота на 40 т/год;

на Безымянской ТЭЦ:

- произведена замена горелок и монтаж системы рециркуляции дымовых газов на энергетическом котле ст. № 1. Экологический эффект - сокращение выбросов окислов азота на 50 т/год;

на Самарской ГРЭС:

- внедрена схема подавления окислов азота на котле НЗЛ-60 ст. № 2. Экологический эффект - снижение выбросов окислов азота на 22 т/год;

на Новокуйбышевской ТЭЦ-2:

- произведена реконструкция СКУ газовоздушной части горелочных устройств для организации двухступенчатого сжигания на котлах ст. №№ 7,8. Эффект - снижение выбросов окислов на 2%.

Два мероприятия выполнены частично, работы по их реализации ведутся:

на Новокуйбышевской ТЭЦ-1:

- разработка проекта организации и благоустройства санитарно-защитной зоны начата в конце 2001 года, окончание работ планируется на II квартал 2002 года;

на Сызранской ТЭЦ:

- произведены режимно-наладочные испытания на котле ТГМЕ-464 ст. № 12 (по внедрению двухступенчатого сжигания газа). Экологический эффект - снижение выбросов окислов азота на 20%.

В 2001 году выполнены следующие мероприятия по сокращению сбросов загрязненных сточных вод:

на Тольяттинской ТЭЦ:

- разработана схема сокращения сброса сточных вод ХВО-I в коллектор условно-чистых вод (после внедрения схемы сокращение промливневых стоков составит 600 тыс. $м^3$/год);

по Безымянской ТЭЦ:

- проведен ремонт рыбозащитных сооружений на береговой насосной;

по Новокуйбышевской ТЭЦ-1:

- выполнен проект по зачистке и рекультивации земель в районе водосборной площадки (в т.ч. водоохранной зоны река Криуша);

по Новокуйбышевской ТЭЦ-2:

- проведена реконструкция фильтра Н-I ступени № 2 в Н-предвключенный противоточный;

по Сызранской ТЭЦ:

- повторное использование ЧОВ после взрыхления Н-II ст. и анионитовых II ст. в осветлителях предочистки ОУ-1.

Деятельность АО «Самараэнерго» в части охраны земель и размещения отходов включает в себя проведение инвентаризации отходов производства и потребления, образующихся на предприятиях, разработку проектов предельно допустимого размещения отходов в природной среде, получение разрешений на размещение отходов, организацию мест временного размещения отходов на предприятиях, утилизацию отходов.

В 1999 году на 18 филиалах общества, имеющих отходы, была начата разработка «Проектов нормативов образования и лимитов размещения отходов». К настоящему времени 17 проектов уже разработаны и согласованы в ЦГСЭН и Комитете природных ресурсов, последний проект находится на рассмотрении в Комитете природных ресурсов по Самарской области.

Проводится работа по реализации золошлаковых отходов. Отпуск ЗШО с золоотвалов Тольяттинской ТЭЦ и Новокуйбышевской ТЭЦ-1 для строительных нужд вырос с 65 тыс. т в 1999 году до 134,4 тыс. т в 2001 году. Количество вновь образовавшихся отходов осталось на уровне 50 тыс. т.

ВЫБРОСЫ ЗАГРЯЗНЯЮЩИХ ВЕЩЕСТВ


млн тут
тыс. тонн
8,7
8,6
8,5
8,4
8,3
8,2
8,1
8,0
7,9
7,8
7,7
50,0
45,0
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
44,5
43,2
45,9
36,1
36,5
8,6
8,3
8,4
8,3
8,0
1997
1998
1999
2000
2001
РАСХОД УСЛОВНОГО ТОПЛИВА
ВЫБРОС ЗАГРЯЗНЯЮЩИХ ВЕЩЕСТВ

СТРУКТУРА ЗАТРАТ ПО ФИЛИАЛАМ


5,4%
1,6%
3,6%
2,7%
7,2%
79,5%
ТЭС
ПЭС
ПРОЧИЕ
ПРП, СЭСР
ПТС
ЭНЕРГОСБЫТ

СТРУКТУРА ЗАТРАТ


1,0%
21,3%
35,6%
8,3%
4,3%
10,9%
4,2%
14,3%
ТОПЛИВО НА ТЕХНОЛОГИЮ
ПОКУПНАЯ ЭНЕРГИЯ
ЗАРАБОТНАЯ ПЛАТА С ОТЧИСЛЕНИЯМИ
ПРОЧИЕ ЗАТРАТЫ
АБОНЕНТНАЯ ПЛАТА
ЗАТРАТЫ НА РЕМОНТ
АМОРТИЗАЦИЯ
НИОКР

В 2001 году затраты на основную деятельность АО «Самараэнерго» составили 10078,2 млн руб., или на 2470,3 млн руб. (32,5%) больше, чем в 2000 году.

По-прежнему, основной статьей затрат являются затраты на топливо - 35,8%.

Рост затрат в 2001 году обусловлен, главным образом, увеличением затрат на покупную энергию, топливо и абонентную плату РАО «ЕЭС России».

Увеличение полезного отпуска электроэнергии в 2001 году компенсировалось увеличением объемов покупной электроэнергии и мощности с ФОРЭМ на 17,0% и 16,2% соответственно. Тарифы на покупную энергию и мощность в 2001 году повышались дважды:
- с 01.01.01 г. решением ФЭК №70/9 от 01.12.2000 г. на 19,4% и 17,1% соответственно;
- с 01.06.01 г. решением ФЭК №29/5 от 10.05.01 г. на 15,0% и 19,0% соответственно.

Данные обстоятельства привели к увеличению затрат на покупную энергию и мощность по сравнению с 2000 годом на 886,2 млн руб. (70,3%), а также увеличению доли этих затрат в общих затратах энергосистемы с 16,6% в 2000 году до 21,3% в 2001 году.

Норматив абонентной платы за услуги РАО «ЕЭС России» по организации функционирования и развития Единой энергетической системы России в течение 2001 года также изменялся дважды:
- с 01.01.01 г. решением ФЭК №77/2 от 20.12.2000 г. на 15,5%;
- с 01.05.01 г. решением ФЭК №22/3 от 11.04.01 г. на 33,3%.

Рост затрат на оплату услуг РАО «ЕЭС России» составил 333,7 млн руб. (66,0%), при этом доля этих затрат выросла с 6,6% до 8,3%.

В течение года наблюдался значительный рост цен на топливо. Решением ФЭК №80/3 от 27.12.2000 г. с 20.01.01 г. оптовые цены на газ от ООО «Межрегионгаз» были увеличены на 18,1%. В связи с недостаточными объемами лимитного газа и ростом отпуска тепла с коллекторов на 3,6% увеличилась доля коммерческого газа в структуре топливопотребления, а также доля мазута на 1,8% и угля на 0,7%.

По сравнению с 2000 годом средняя цена сожженного газа выросла на 31%, мазута на 32%, угля в 2,9 раза.

Однако снижение отпуска электрической энергии с шин собственных ТЭС на 5,3%, снижение удельных расходов условного топлива на производство электрической (-8,6 г/кВт.ч) и тепловой (-0,7 кг/Гкал) энергии позволило несколько сдержать рост затрат на топливо по сравнению с 2000 годом. Затраты на топливо на производство электро- и теплоэнергии выросли на 30,3%. Доля затрат на топливо в структуре общих затрат снижена на 0,6 %.

Доля заработной платы с отчислениями в структуре затрат снижена на 0,8%, амортизационных отчислений на 1,3%. Совершенствование системы планирования затрат и усиление контроля за расходованием средств позволили снизить долю прочих затрат на 3,7%.

Себестоимость электроэнергии составила 39,75 коп./кВт.ч. Удельная себестоимость производства электроэнергии увеличена против 2000 года на 9,27 коп./кВт.ч (30,4%).

Себестоимость теплоэнергии составила 115,1 руб./Гкал, что выше уровня прошлого года на 23,6 руб./Гкал (25,7%).



ДИНАМИКА СЕБЕСТОИМОСТИ И СРЕДНЕГО ТАРИФА НА ТЕПЛОЭНЕРГИЮ


Руб./Гкал
120,0
100,0
80,0
60,0
40,0
69,7
71,1
78,3
96,2
115,1
60,69
65,01
72,3
91,5
110,7
1997
1998
1999
2000
2001
ТАРИФ
СЕБЕСТОИМОСТЬ

ДИНАМИКА СЕБЕСТОИМОСТИ И СРЕДНЕГО ТАРИФА НА ЭЛЕКТРОЭНЕРГИЮ


Коп./кВт.ч
50,0
40,0
30,0
20,0
10,0
22,8
23,2
25,4
36,8
45,2
19,6
21,9
23,0
30,5
39,8
1997
1998
1999
2000
2001
ТАРИФ
СЕБЕСТОИМОСТЬ

В 2001 году тарифы на электрическую энергию изменялись трижды:
- с 24.03.01 г. (тариф для населения увеличен с 01.04.01 г.) (Решение РЭК №1 от 06.03.01 г.);
- с 14.08.01 г. (Решение РЭК №2 от 01.08.01 г.) для всех групп потребителей, кроме населения и оптовых потребителей-перепродавцов;
- с 07.10.01 г. тарифы для энергоснабжающих организаций, осуществляющих оптовую покупку электрической энергии (Решение РЭК №3 от 24.09.01 г.).

На конец 2001 года тарифы на электроэнергию составляли:
- для промышленных потребителей с присоединенной мощностью до 750 кВА и непромышленных потребителей 64 коп./кВтч (годовой рост 30,6%);
- для городского населения 43 коп./кВт.ч (годовой рост 34,4%);
- для сельского населения 30 коп./кВт.ч (годовой рост 36,4%).

Действовавшие в 2001 году уровни тарифов обеспечили устойчивое самофинансирование АО «Самараэнерго».

Рентабельность электроэнергии (прибыль к себестоимости), принятая РЭК в расчете тарифов, составляла 7,1%.

По итогам 2001 года фактическая рентабельность электроэнергии составила 13,7%. Это обусловлено, главным образом, снижением фактического удельного расхода условного топлива на производство электроэнергии вследствие увеличения эффективности теплофикации и экономичности производства.

В 2001 году тариф на теплоэнергию был пересмотрен решением РЭК №1 от 06.03.01 г. Рентабельность реализации теплоэнергии, принятая РЭК при данном пересмотре тарифов, составляла 2,4%.

Тариф на тепловую энергию для промышленных и приравненных к ним потребителей, а также для населения составлял 134 руб./Гкал (рост за год 21,8%).

По итогам 2001 года фактическая рентабельность теплоэнергии составила -3,8%. Убытки от реализации теплоэнергии обусловлены тем, что РЭК Самарской области не были приняты предложения АО «Самараэнерго» о пересмотре тарифов в III квартале 2001 года.

Средний фактический тариф на электроэнергию составил 45,2 коп./кВт.ч, на теплоэнергию - 110,7 руб./Гкал.

РЕЗУЛЬТАТЫ ДЕЯТЕЛЬНОСТИ

ДИНАМИКА ДЕБИТОРСКОЙ И КРЕДИТОРСКОЙ ЗАДОЛЖЕННОСТЕЙ В 2001 ГОДУ


млн руб.
35000
30000
25000
20000
15000
10000
5000
0
2989
2902
2450
2235
2414
2716
2075
1709
1581
1511
1.01
1.04
1.07
1.10
31.12
ДЕБИТОРСКАЯ ЗАДОЛЖНОСТЬ
КРЕДИТОРСКАЯ ЗАДОЛЖНОСТЬ

В 2001 году АО «Самараэнерго» удалось закрепить положительные результаты, достигнутые в предыдущие 2 года. Потребителям отпущено товарной продукции, работ, услуг на сумму 11125,7 млн руб. (увеличение по сравнению с 2000 г. на 24,0%), в т.ч. выручка от реализации:
- электроэнергии - 7 831,6 млн руб.;
- теплоэнергии - 2 660,4 млн руб.;
- прочей продукции - 633,7 млн руб.

Выручка от продажи по оплате за 2001 год составила 11569,1 млн руб., что больше уровня 2000 года на 22,4%.

Уровень оплаты продукции за 2001 год составил 104,0%. С 01.01.01 г. отменены неденежные формы расчетов с потребителями. Доля расчетов денежными средствами за 2001 год по сравнению с аналогичным периодом прошлого года выросла с 85,7% до 100%.

Начиная с мая 2000 года в компании наблюдается устойчивое снижение дебиторской задолженности. За 2001 год она была снижена на 19,2%. Существенное сокращение дебиторской задолженности обусловлено, главным образом, сокращением абонентской задолженности потребителей за электрическую и тепловую энергию на 27,9% с 1917,9 млн руб. до 1383,2 млн руб. По итогам 2001 года сокращение наметилось по всем группам потребителей, кроме потребителей, финансируемых из федерального бюджета.

Сокращение дебиторской задолженности позволило существенно снизить кредиторскую задолженность, которая сократилась на 48,9% с 2715,7 млн руб. до 1510,7 млн руб.

Средства, поступающие в оплату за отпущенную энергию, в первую очередь направлялись на оплату текущих платежей за топливо и погашение кредиторской задолженности за предыдущие периоды. Задолженность перед поставщиками газа по итогам 2001 года была снижена на 92,7%.

Еще в I квартале 2001 года была полностью погашена кредиторская задолженность по абонентной плате РАО «ЕЭС России».

Кредиторская задолженность за покупную энергию ФОРЭМ в целом за отчетный период сократилась на 81,6%. В 2001 году покупная энергия была оплачена на 101,5%.

Своевременная оплата текущих налоговых платежей, погашение недоимки в территориальный дорожный фонд и реструктуризация задолженности перед федеральным бюджетом позволили компании ликвидировать на 31.12.01 г. неурегулированную задолженность по налогам перед бюджетами всех уровней.

Сбалансированность финансовых потоков в значительной мере подтверждается соотношением дебиторской и кредиторской задолженности. На начало 2001 года дебиторская задолженность превышала кредиторскую на 273,4 млн руб., на конец отчетного периода превышение составило уже 903,5 млн руб., или 59,8%.

По итогам 2001 года АО «Самараэнерго» получило прибыль по отгрузке 650,8 млн руб., по оплате - 757,2 млн руб.

В рамках постоянно действующей Центральной комиссии по осуществлению преобразований завершена разработка и 19 декабря 2001 года утверждена Советом директоров АО «Самараэнерго» «Программа реализации подготовительного этапа преобразований», включающая в себя мероприятия по внедрению раздельного учета по видам деятельности; организационному обособлению непрофильных видов деятельности, передаче муниципальным органам жилых объектов, регистрации прав собственности на недвижимое имущество АО «Самараэнерго».

Основной задачей, стоящей перед Обществом в 2002 году, является определение направления стратегии преобразований АО «Самараэнерго» и продолжение работ по осуществлению подготовительного этапа преобразований АО «Самараэнерго».

В соответствии с Постановлением Правительства РФ № 526 «О реформировании электроэнергетики Российской Федерации» от 11 июля 2001 г. перспективы развития АО «Самараэнерго» будут определяться стратегией реализации Программы реформирования отрасли, предполагающей передачу высоковольтных линий и подстанций 220 кВ в специализированные федеральные сетевые структуры, а также обособление деятельности по передаче и распределению электроэнергии от производства и сбыта тепловой и электрической энергии.

АО «Самараэнерго» является учредителем Некоммерческого партнерства «Администратор торговой системы оптового рынка электроэнергии Единой энергетической системы» (НП «АТС»), созданного решением учредителей 23 ноября 2001 года в соответствии с Постановлением Правительства РФ от 03.08.01 г. № 1040-р.

Основной целью деятельности партнерства является организация работы оптового рынка электроэнергии, повышение эффективности производства и потребления электроэнергии, а также защита интересов поставщиков и покупателей (включая крупных потребителей) электроэнергии, являющихся участниками оптового рынка электроэнергии. Кроме того, функционирование НП «АТС» предусматривает проведение конкурентных торгов электроэнергии в объеме (5-15 %) поставок через ФОРЭМ.

План полезного отпуска электрической энергии на 2002 год составляет 17200 млн кВтч, что на 0,8%, или на 130,5 млн кВт.ч, ниже полезного отпуска 2001 года. Уменьшение ожидается за счет снижения потребления промышленными потребителями, потребителями транспорта, связи и жилищно-коммунальными хозяйствами.

В 2002 году тепловыми станциями необходимо выработать 14247 млн кВтч электроэнергии, что выше уровня 2001 года на 3,1%. Для покрытия потребностей абонентов «Самараэнерго» в 2002 году планируется приобрести на ФОРЭМ 6468 млн кВт.ч электроэнергии, что на 7,3% ниже уровня 2001 года.

Полезный отпуск тепловой энергии на 2002 год запланирован в размере 25235 тыс. Гкал. На основе заявок промышленных потребителей, в том числе нефтехимических предприятий г. Тольятти и г. Новокуйбышевска, запланирован рост отпуска тепла на 1192,5 тыс. Гкал (5,0%) к уровню 2001 года.

Отпуск тепла с коллекторов в 2002 году составит 27246 тыс. Гкал и увеличится по отношению к 2001 году на 5,5%.

На 2002 год предусмотрено финансирование инвестиционных проектов (с учетом переоценки основных средств) в объеме 1295,6 млн руб. Мероприятия по техническому перевооружению и реконструкции направлены на повышение управляемости и надежности энергосистемы, внедрение надежного электротехнического коммутационного оборудования с элегазовой и вакуумной изоляцией, совершенствование программного обеспечения и внедрение многоуровневых автоматизированных систем коммерческого учета электроэнергии и теплоэнергии, модернизацию и внедрение автоматизированных систем диспетчерского управления, внедрение информационно-измерительных систем и приборов определения мест повреждения на ВЛ-110 кВ, использование оптико-волоконной связи.

Приоритетным объектом реконструкции и технического перевооружения электрических станций АО «Самараэнерго» является «Реконструкция Самарской ТЭЦ с установкой ТГ Р-50 ст. №5».

Кроме того, начата разработка проектов строительства детандер-генераторных установок на ТЭС, а также второй газотурбинной установки на Безымянской ТЭЦ.

В 2002 году планируется ввести в эксплуатацию:

- турбогенератор Р-50 ст. №5 Самарской ТЭЦ - 50 МВт;
- тепловые сети в гг. Самаре, Новокуйбышевске, Тольятти протяженностью 0,865 км;
- линии электропередачи напряжением 0,4,6-10 кВ протяженностью 109,64 км.

С целью снижения удельного расхода топлива на отпущенную электроэнергию в летний период на Безымянской ТЭЦ в 2002 году планируется монтаж обессоливающей установки на базе ИМВ-50/16.

Основным документом, определяющим работы в области тарифной политики на 2002 год, является «Программа тарифной политики по ценообразованию электрической энергии, отпускаемой потребителям Самарской области на 2002-2003 гг.».

Данной программой предусматривается повышение тарифов до уровня 58-84 коп./кВт.ч для городского населения, 41-64 коп./кВт.ч для сельского населения, 57 коп./кВт.ч для сельскохозяйственных потребителей.

Программой также предусмотрен поэтапный переход на формирование тарифов на электроэнергию по уровням напряжений:

- до 1.06.02 г. - формирование тарифов на электроэнергию потребителям, дифференцированным по уровням напряжения с учетом перекрестного субсидирования;
- с 1.01.03 г. - формирование тарифов на электроэнергию потребителям, дифференцированным по уровням напряжения без учета перекрестного субсидирования.

На 2002 год АО «Самараэнерго» установлен уровень оплаты за потребленную электро- и теплоэнергию на уровне 100,5% от начислений, в том числе по электрической энергии - 100,3%, по тепловой энергии - 100,9%. С учетом этого общее снижение дебиторской задолженности в 2002 году составит 5,1%.

В 2001 году продолжалась, начатая в 2000 году, работа по реализации подготовительного этапа преобразования электроэнергетики.

В рамках этих работ проводились подготовительные мероприятия по государственной регистрации прав собственности на принадлежащее обществу недвижимое имущество. В соответствии с требованиями РАО «ЕЭС России» разработан график проведения работ по технической инвентаризации и государственной регистрации принадлежащих обществу объектов недвижимости. Завершена регистрация прав собственности на имущество филиала «Подсобное хозяйство».

На 2002 год запланировано провести техническую инвентаризацию, подготовку технической документации и государственную регистрацию прав собственности на генерирующие комплексы ТЭЦ, ГРЭС и котельных, электросетевые комплексы 220 и 110 кВ, теплосетевые комплексы Самарских и Тольяттинских тепловых сетей, ремонтно-производственные комплексы сетевых предприятий, объекты непрофильных видов деятельности, сервисные бизнесы, объекты социально-бытового назначения.

ВКЛАДЫ В ДОЧЕРНИЕ И ЗАВИСИМЫЕ ОБЩЕСТВА ПО СОСТОЯНИЮ НА 1.01.02 г.

Наименование организации	*Основной вид деятельности эмитента*	*Балансовая стоимость, тыс. руб.*	*Доля в уставном капитале эмитента, %*
ЗАО «Волгаинформэнерго»	Систематизация данных о конечных потребителях энергии, информационная поддержка внедрения многотарифных счетчиков электроэнергии	100	50
ОАО «Турбоэнергосервис»	Разработка и использование ТЭЦ на базе газотурбинного двигателя НК-37	40	40
ЗАО «АКПО»	Внутренние и внешние защитные покрытия труб	266,19	97,86
ОАО ФТД «Самараэнерго»	Работы и услуги в сфере товарно-денежного обращения	51	51
ООО «Энергетическая расчетная компания»	Сбор и анализ информации, консультационная деятельность	500	100
ООО ЧОП «Энергозащита»	Охранная деятельность	50	50
ООО «Самарский сыр»	Производство пищевой продукции	976,32	31,3







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Долгосрочные финансовые вложения	15631	15631
ИТОГО по разделу I	**7831292**	**7764006**
II. ОБОРОТНЫЕ АКТИВЫ		
Запасы с НДС по приобретенным ценностям	762715	716334
Дебиторская задолженность	2989175	2414204
Краткосрочные финансовые вложения	962961	912972
Денежные средства	331969	204791
ИТОГО по разделу II	**5046820**	**4248301**
БАЛАНС	**12878112**	**12012307**

ПАССИВ

	на 01.01.01 г.	тыс. руб. на 31.12.01 г.
IV. КАПИТАЛ И РЕЗЕРВЫ		
Уставный капитал	4029004	4029004
Добавочный капитал	4288351	4275712
Резервный капитал	79122	105456
Фонд социальной сферы	1171	1171
Целевые финансирование и поступления	-	-
Нераспределенная прибыль прошлых лет, включая фонды	775430	569649
Непокрытый убыток прошлых лет	36637	-
Нераспределенная прибыль отчетного года	-	340331
Использование прибыли отчетного года	-	-
ИТОГО по разделу IV	**9136441**	**9321323**
V. ДОЛГОСРОЧНЫЕ ПАССИВЫ		
Займы и кредиты	912344	912344
Прочие долгосрочные обязательства	-	123488
ИТОГО по разделу V	**912344**	**1035832**
VI. КРАТКОСРОЧНЫЕ ПАССИВЫ		
Займы и кредиты	-	69669
Кредиторская задолженность	2715739	1387177
Задолженность участникам (учредителям) по выплате доходов	213	213
Доходы будущих периодов	113375	198093
Резервы предстоящих расходов и платежей	-	-
Прочие краткосрочные пассивы	-	-
ИТОГО по разделу VI	**2829327**	**1655152**
БАЛАНС	**12878112**	**12012307**

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ (ПО ОПЛАТЕ)

тыс. руб.

	За отчетный период	*За аналогичный период прошлого года*
Выручка от реализации	11569106	9455553
Себестоимость	10344079	8053892
Валовая прибыль	1225027	1401661
Коммерческие расходы	108152	108107
Прибыль от продаж	1116875	1293554
Проценты к получению	17518	16008
Проценты к уплате	18291	3515
Доходы от участия в других организациях	2208	8916
Прочие операционные доходы	1128980	2051015
Прочие операционные расходы	1268182	2209722
Внереализационные доходы	35959	37497
Внереализационные расходы	257909	232223
Прибыль отчетного периода	757158	961530
Налог на прибыль и иные обязательные платежи	310585	446488
Прибыль от обычной деятельности	446573	515042
Чрезвычайные доходы	119	204
Чрезвычайные расходы	17	-
Нераспределенная прибыль отчетного периода	446675	515246

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ (ПО ОТГРУЗКЕ)

тыс. руб.

	За отчетный период	*За аналогичный период прошлого года*
Выручка от реализации	11125688	8974222
Себестоимость	10006883	7535688
Валовая прибыль	1118805	1438534
Коммерческие расходы	108152	108107
Прибыль от продаж	1010653	1330427
Проценты к получению	17518	16008
Проценты к уплате	18291	3515
Доходы от участия в других организациях	2208	8916
Прочие операционные доходы	1128723	2165130
Прочие операционные расходы	1268047	2323128
Внереализационные доходы	35959	37497
Внереализационные расходы	257909	232223
Прибыль отчетного периода	650814	999112
Налог на прибыль и иные обязательные платежи	310585	446488
Прибыль от обычной деятельности	340229	552624
Чрезвычайные доходы	119	204
Чрезвычайные расходы	17	-
Нераспределенная прибыль отчетного периода	340331	552828

Бухгалтерский учет Общества сформирован исходя из действующих в Российской Федерации правил бухгалтерского учета и отчетности, в частности Федерального закона от 21.11.96 г. №129-ФЗ «О бухгалтерском учете», Положения по бухгалтерскому учету «Учетная политика организации» ПБУ 1/98, утвержденного приказом Министерства финансов Российской Федерации от 9 декабря 1998 года №60н., Положения по ведению бухгалтерского учета и отчетности в Российской Федерации, утвержденного приказом Министерства финансов от 29 июля 1998г. №34н.

На основании этих нормативных документов был выпущен приказ генерального директора АО «Самараэнерго» № 442 от 29.12.2000 г. «Об учетной политике на 2001 год», в котором сформулированы основные принципы ведения бухгалтерского учета Общества в 2001 году.

Активы и обязательства Общества оценены в отчетности по фактическим затратам на их приобретение, за исключением основных средств и инвестиций в акции.

При учете хозяйственных операций, совершенных в иностранных валютах, применяется официальный курс рубля, действовавший в день совершения операции. Курсовые разницы по обязательствам и имуществу, номинированные в валюте, подлежащие пересчету в рубли, зачислялись в прибыль или убыток по мере принятия их к бухгалтерскому учету.

В отчетности активы и обязательства относятся к краткосрочным, если срок обращения их не превышает 12 месяцев со дня после отчетной даты. Все остальные активы и обязательства представляются в отчетности как долгосрочные.

В составе нематериальных активов отражаются исключительные права Общества на изобретения и права пользования компьютерными программами.

Амортизация нематериальных активов начисляется линейным способом, исходя из сроков полезного использования.

В составе нематериальных активов продолжают учитываться квартиры, лицензии на право деятельности и программные продукты, принятые к учету до 1 января 2001 года. В отчетности нематериальные активы показываются по первоначальной стоимости за минусом амортизации, накопленной за все время использования.

В составе основных средств отражаются земельные участки, здания, машины, оборудование, транспортные средства и другие соответствующие объекты со сроком службы более 12 месяцев. В течение отчетного периода АО «Самараэнерго» не проводило переоценку основных средств. Объекты основных средств, принимаются к учету по фактическим затратам на приобретение и сооружение. В отчетности основные средства показываются по первоначальной стоимости за минусом амортизации, накопленной за все время эксплуатации.

Амортизация основных средств начисляется линейным способом по нормам, утвержденным постановлением Правительства СССР от 22.10.90 г. №1072.

По земельным участкам и объектам жилищного фонда амортизация не начисляется.

Доходы и расходы от выбытия основных средств отражаются в Отчете о прибылях и убытках в составе операционных доходов и расходов, расходы от списания и безвозмездной передачи основных средств отражаются в Отчете о прибылях и убытках в составе внереализационных расходов.

Инвестиции в акции в 2001 году приведены по фактическим затратам на приобретение, кроме акций, котирующихся на фондовой бирже. Котировки акций регулярно публикуются.

Долговые ценные бумаги показываются по стоимости приобретения. Разница между стоимостью приобретения и номинальной стоимостью ценных бумаг включается в течение срока их обращения в прочие доходы и расходы.

Материально-производственные запасы оцениваются в сумме фактических затрат на приобретение.

Оценка материально-производственных запасов при отпуске их в производство и ином выбытии осуществляется по себестоимости каждой единицы.

Стоимость малоценных и быстроизнашивающихся предметов погашается путем начисления амортизации в размере 100% при передаче их в эксплуатацию.

Резерв по обесцениванию материалов в АО «Самараэнерго» в 2001 году не формировался.

В составе малоценных и быстроизнашивающихся предметов отражаются предметы, принятые к учету до 01.01.01 г., служащие менее 1 года, независимо от их стоимости и предметы стоимостью ниже 100 МРОТ за единицу на момент приобретения. Указанные предметы будут переведены в состав основных средств или в группу материалов в «межотчетный период» в соответствии с ПБУ 6/01.

Незавершенное производство оценено по фактической себестоимости. Общехозяйственные (накладные) расходы ежемесячно списываются на финансовый результат в полной сумме.

Расходы, произведенные АО «Самараэнерго» в отчетном году, но относящиеся к следующим отчетным периодам, отражаются как расходы будущих периодов, списываются по назначению равномерно в течение периодов, к которым они относятся.

Задолженность покупателей и заказчиков определяется исходя из цен, установленных договорами между Обществом и покупателями с учетом всех предоставляемых скидок (надбавок).

Резерв по сомнительным долгам в течение 2001 года в АО «Самараэнерго» не создавался.

В течение отчетного периода в АО «Самараэнерго» резерв предстоящих расходов не создавался.

Выручка от продажи продукции и оказания услуг признается для целей бухгалтерского учета по мере отгрузки продукции покупателям (или оказания услуг) и предъявления им расчетных документов. Отражается в Отчете о прибылях и убытках за минусом налога на добавленную стоимость, налога с продаж, экспортных пошлин, скидок, предоставленных покупателям и иных аналогичных обязательных платежей.

Выручка от продажи продукции и оказания услуг признается для целей налогообложения по мере оплаты и поступления денежных средств на счета в банках и в кассу, а также по мере проведения зачетов.

В составе прочих доходов Общества признаны:

- дивиденды - по мере объявления;
- доходы от сдачи имущества в аренду - по мере начисления в соответствии с договорами на пользование объектом;
- доходы от участия в других организациях;
- доходы от реализации основных средств, квартир, МПЗ; продажи ценных бумаг.

АО «Самараэнерго» создает резервный капитал, предназначенный для покрытия потерь, которые хотя и не определены конкретно, но могут иметь место в хозяйственном обороте. Резервный капитал создается за счет чистой прибыли в размере 5% от чистой прибыли согласно уставу.

В течение отчетного периода изменений в учетной политике не проводилось.

Сравнительные данные в отчетности за 2001 год сформированы путем корректировки данных заключительной отчетности за 2000 год. В соответствии с письмом Департамента бухгалтерского учета и отчетности РАО «ЕЭС России» №02-02/8 от 09.01.02 г. «О составлении и представлении бухгалтерской отчетности за 2001 г.» в годовой бухгалтерской отчетности произошли следующие изменения.

ФОРМА №1

В соответствии с требованиями ПБУ 14/2000 «Учет нематериальных активов» была произведена корректировка балансового счета 04 «Нематериальные активы», а именно, по оборотам 2001 года сделаны сторнировочные записи.

Реструктуризация задолженности по налогам перед федеральным бюджетом отражается в IV разделе баланса «Долгосрочные пассивы» по строке «Кредиторская задолженность перед бюджетом».

ФОРМА №2

Исходя из требований ПБУ 10/99 «Расходы организации» с учетом изменений, вступивших в силу в 2001 году, скорректированы и дополнены данные о внереализационных расходах по строкам 13030 «Расходы на проведение спортивных мероприятий», 13031 «Расходы на проведение культурно-просветительных мероприятий», 13032 «Расходы на благотворительность», ранее списываемых за счет чистой прибыли, остающейся в распоряжении организации.





	Абсолютные величины				Структурные показатели		
	на 01.01.01 г.	на 31.12.01 г.	Изменение	Прирост	на 01.01.01 г.	на 31.12.01 г.	Изменение
Баланс	**12878112**	**12012307**	**-865805**	**-6,72%**			
Внеоборотные активы	7831292	7764006	-67286	-0,86%	60,81%	64,63%	3,82%
Оборотные активы	5046820	4248301	-798519	-15,82%	39,19%	35,37%	-3,82%
Дебиторская задолженность	**2989175**	**2414204**	**-574971**	**-19,24%**	**23,21%**	**20,10%**	**-3,11%**
Собственные источники	9249816	9519416	269600	2,91%	71,83%	79,25%	7,42%
Долгосрочные заемные средства	912344	1035832	123488	13,54%	7,08%	8,62%	1,54%
Текущие пассивы	2715952	1457059	-1258893	-46,35%	21,09%	12,13%	-8,96%
Кредиторская задолженность	**2715739**	**1387177**	**-1328562**	**-48,92%**	**21,09%**	**11,55%**	**-9,54%**

КОММЕНТАРИЙ К ИЗМЕНЕНИЯМ В СОСТАВЕ БАЛАНСА И ОТЧЕТА О ПРИБЫЛЯХ И УБЫТКАХ

В структуре баланса АО «Самараэнерго» за 2001 г. произошли следующие изменения.

Стоимость имущества АО «Самараэнерго» сократилась на 6,72 % и составила на 31.12.01 г. 12012307тыс. руб.

В структуре имущества компании преобладают внеоборотные активы. Доля внеоборотных активов в имуществе компании возросла на 3,82% и составила 64,63%. Величина внеоборотных активов за 2001 г. снизилась на 0,9%. Сокращение величины внеоборотных активов определялось снижением балансовой стоимости основных фондов за счет износа оборудования.

Доля оборотных (текущих) активов в имуществе компании на 31.12.2001 г. снизилась на 3,82% и составила 35,37%. По итогам 2001 года наметилось сокращение по всем статьям оборотных активов компании. Наибольшее влияние на снижение текущих активов компании оказали сокращение денежных средств (38,31%) и дебиторской задолженности (19,24%).

Сокращение дебиторской задолженности, в том числе просроченной дебиторской задолженности, остается положительной тенденцией в деятельности компании. Удельный вес дебиторской задолженности в активах компании уменьшился на 3,11% и составил на конец года 20,10% активов компании. Существенное сокращение дебиторской задолженности обусловлено, главным образом, сокращением абонентской задолженности потребителей за электрическую и тепловую энергию на 27,9%.

В структуре источников имущества компании устойчиво преобладают собственные источники, обеспечивая независимость компании от внешних источников. За отчетный год доля собственных средств в источниках имущества возросла на 7,42% и составила 79,25%.

Структура заемных средств компании в основном представлена текущими обязательствами компании, в то же время за 2001 год произошло значительное увеличение долгосрочных заемных средств. Рост долгосрочных обязательств компании обусловлен возникновением у компании долгосрочной кредиторской задолженности в размере 123488 тыс. руб. В свою очередь возникновение долгосрочной кредиторской задолженности связано с заключением соглашения о реструктуризации задолженности перед федеральным бюджетом в размере 123488 тыс. руб.

При этом необходимо отметить, что из общей суммы 123488 тыс. руб. задолженность в размере 86480 тыс. руб. была реструктурирована еще в 2000 году, но отражалась в балансе на начало 2001 года как краткосрочная кредиторская задолженность перед бюджетом.

Краткосрочные заемные средства (текущие пассивы) компании за 2001 г. сократились на 46,35%. Доля текущих пассивов в валюте баланса снизилась на 8,96% и составила 12,13% на конец отчетного периода. Изменение текущих обязательств целиком определяется динамикой кредиторской задолженности.

Кредиторская задолженность за отчетный период снижена на 48,92%, главным образом за счет сокращения задолженности перед поставщиками газа. В то же время кредиторская задолженность остается наиболее значительной частью в структуре заемных средств компании: ее доля в валюте баланса на 31.12.01 г. составила 11,55% со спадом к началу года на 9,54%.




500S

КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ


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КОЭФФИЦИЕНТ ОБЕСПЕЧЕННОСТИ СОБСТВЕННЫМИ СРЕДСТВАМИ


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ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ

Изменения в структуре баланса непосредственно связаны с динамикой финансовых результатов компании за отчетный период, которые выражены показателями выручки, прибыли от продаж, балансовой прибыли и чистой прибыли.

Сокращение прибыли от продаж (операционной прибыли) по оплате на 13,7% по сравнению с уровнем 2000 года обусловлено главным образом отставанием темпа роста выручки от реализации (22,4%) от темпа роста себестоимости (28,4%).

Прибыль отчетного периода (балансовая прибыль по оплате), отличающаяся от операционной прибыли на разницу между процентами к получению и уплате, а также операционными и внереализационными доходами и расходами, сократилась на 21,3%. Это снижение в основном вызвано уменьшением прибыли от продаж, увеличением отрицательной разницы между внереализационными доходами и расходами, а также образованием отрицательной разницы между процентами к получению и процентами к уплате.

Таким образом, балансовая прибыль по оплате за 2001 год составила 757158 тыс. руб., по отгрузке - 650814 тыс. руб.

Нераспределенная прибыль отчетного периода или чистая прибыль, определяемая как разница между балансовой прибылью и налогом на прибыль, чрезвычайными доходами и расходами, по сравнению с 2000 годом сократилась и составила: по оплате - 446675 тыс. руб., по отгрузке - 340331 тыс. руб.

Более высокий уровень прибыли в 2000 году компанией был достигнут за счет улучшения структуры топливного баланса (увеличения доли газа) и значительного снижения затрат на топливо на производство энергии относительно предусмотренного расчетом тарифов, что и обеспечило получение в 2000 г. сверхплановой прибыли.

В 2001 году предусмотренная планом структура топливного баланса была соблюдена, что и обеспечило получение прибыли на уровне плана. Полученная в 2001 году компанией чистая прибыль в размере 340331 тыс. руб. является достаточной для финансирования текущей деятельности.

ФИНАНСОВЫЕ ПОКАЗАТЕЛИ

Динамика показателей ликвидности, финансовой устойчивости и деловой активности подтверждает устойчивое финансовое состояние компании.

Показатели рассчитываются на основе формы №2 «Отчет о прибылях и убытках» по отгрузке и формы №1 «Бухгалтерский баланс».

ПОКАЗАТЕЛИ ЛИКВИДНОСТИ И ПЛАТЕЖЕСПОСОБНОСТИ

Коэффициент текущей ликвидности характеризует общую обеспеченность компании оборотными средствами, необходимыми для стабильной финансово-хозяйственной деятельности и своевременного погашения краткосрочных обязательств, достаточность оборотных средств у предприятия, которые могут быть использованы для погашения своих краткосрочных обязательств.

За 2001 год коэффициент текущей ликвидности вырос на 1,057 и составил 2,916. Тенденция роста показателя остается положительной с 1999 г., на 31.12.01 г. значение коэффициента текущей ликвидности достигло максимального уровня за последние годы.

Коэффициент срочной ликвидности показывает прогнозируемые платежные возможности предприятия при условии своевременного проведения расчетов с дебиторами.

За отчетный период коэффициент срочной ликвидности вырос на 0,847 и составил 2,424. На 31.12.01 г. данный коэффициент достиг максимального уровня за ряд последних лет.

Помимо этого, необходимо отметить, что за 2001 г. этот коэффициент увеличился аналогично коэффициенту текущей ликвидности, т.е. с одного из наименьших значений за несколько последних лет до рекордного уровня.

Коэффициент абсолютной ликвидности отражает долю текущих обязательств, которая может быть погашена за счет денежных средств и краткосрочных финансовых вложений.

Коэффициент абсолютной ликвидности за анализируемый период вырос на 0,290 и составил 0,767, что также является максимальным значением за 1999-2001 г. г. Начиная с 1 квартала 2000 г., коэффициент абсолютной ликвидности соответствует критериальному значению.

СООТНОШЕНИЕ ДЕБИТОРСКОЙ И КРЕДИТОРСКОЙ ЗАДОЛЖЕННОСТИ

Укрепление платежной дисциплины и повышение эффективности расчетов с контрагентами в 2001 г. позволили компании существенно сократить дебиторскую задолженность и направить средства на выплаты кредиторам.

Сбалансированность финансовых потоков компании в значительной мере подтверждается соотношением дебиторской и кредиторской задолженности.

На конец отчетного периода соотношение дебиторской и кредиторской задолженности возросло на 0,640 и составило 1,740.

ПОКАЗАТЕЛИ ФИНАНСОВОЙ УСТОЙЧИВОСТИ

Коэффициент автономии (финансовой независимости) отражает долю собственных источников в общем объеме источников имущества компании и характеризует независимость от заемных средств.

Коэффициент автономии увеличился на 0,07 и составил на 31.12.01 г. 0,792. Анализ тенденций изменения данного показателя за 1999-2001 гг. позволяет сделать вывод о постоянной независимости деятельности предприятия от заемных средств, а также о возможном расширении возможности привлечения средств со стороны.

Соотношение заемных и собственных средств показывает, сколько заемных средств привлекло предприятие на 1 рубль вложенных в активы собственных средств.

Соотношение заемных и собственных средств по сравнению с началом года сократилось на 0,130 и составило на 31.12.01 г. 0,262, что соответствует норме. Анализ динамики данного коэффициента отражает ослабление роли заемных средств в финансовой деятельности компании и усиление собственных средств, что обеспечивает независимость компании.

Коэффициент обеспеченности собственными средствами ранее служил одним из индикаторов банкротства предприятия и отражает наличие собственных оборотных средств, необходимых для финансовой устойчивости компании. Нижняя граница коэффициента 0,1, оптимальное значение - около 0,5.

Коэффициент обеспеченности собственными средствами вырос за 2001 год на 0,108 и составил на конец анализируемого периода 0,367. На 31.12.01 г. этот показатель достиг рекордно высокого за последние три года уровня.

Коэффициент маневренности собственных оборотных средств показывает способность предприятия поддерживать уровень собственного оборотного капитала и пополнять оборотные средства в случае необходимости за счет собственных источников.

Несмотря на рост коэффициента маневренности собственных оборотных средств по сравнению с началом года на 0,024 до 0,167, его значение не достигает нормативного интервала 0,2-0,5.

Несоответствие данного коэффициента критериальному интервалу свидетельствует о недостаточной способности компании пополнять оборотные средства за счет собственных источников, что подтверждается наличием банковских кредитов. Причиной является временной разрыв между повышением цен на основные составляющие себестоимости выпускаемой продукции (топливо, покупная энергия, абонентная плата) и регулированием тарифов на электроэнергию и тепло. Кроме того, изыскание дополнительных источников необходимо для создания резервов топлива для прохождения осенне-зимнего максимума 2000-2001гг. и проведения ремонтной кампании в связи с сезонным характером производства в течение II и III кварталов, а также для покрытия разрывов в оплате теплоэнергии оптовыми предприятиями - перепродавцами и предприятиями ЖКХ. Данные предприятия в соответствии с законодательством и договорами энергоснабжения в текущем месяце оплачивают энергопотребление предыдущего месяца.

Анализ динамики финансовой устойчивости компании за 2001 год позволяет говорить об устойчивом финансовом состоянии компании.

Это подтверждается следующими фактами:

- на конец периода запасы компании обеспечены собственными оборотными средствами;
- динамика относительных финансовых показателей носит в целом позитивный характер;
- за 2001 г. практически все коэффициенты достигли максимального за ряд последних лет уровня.

ПОКАЗАТЕЛИ РЕНТАБЕЛЬНОСТИ И ОБОРАЧИВАЕМОСТИ

Рентабельность основной деятельности компании за отчетный период снизилась с 6,64% до 6,43%.

Рентабельность активов компании (ROA) сократилась на 2,70 % и составила 5,23%.

Рентабельность продаж (ROS), определяемая как отношение операционной прибыли (прибыли от продаж) к выручке, составила за 2001 год 9,08%, снижение по сравнению с 2000 г. 5,74%.

Рентабельность реализованной продукции, характеризующая эффективность затрат, произведенных предприятием на производство и реализацию продукции, сократилась на 7,41% и составила 9,99 %;

Оборачиваемость дебиторской задолженности повысилась на 1,276 и составила 4,118, а период оборачиваемости дебиторской задолженности сократился на 39 дней и составил 87 дней.

Оборачиваемость кредиторской задолженности выросла на 2,557 и составила 5,423, а период оборота кредиторской задолженности уменьшился на 59 дней и составил 66 дней.

УРОВЕНЬ СОБСТВЕННОГО КАПИТАЛА, %


80
78
76
74
72
70
68
31.12.97
31.12.98
31.12.99
31.12.00
31.12.01

РЕНТАБЕЛЬНОСТЬ ПРОДАЖ, %


16
14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001

№ 04-12/65

О бухгалтерской отчетности АО «Самараэнерго» за период с 01.01.2001 по 31.12.2001 года

ВВОДНАЯ ЧАСТЬ

1. Сведения об аудиторской фирме

Акционерное общество по оказанию аудиторских и консультационных услуг «ИНАУДИТ»
ИНН 7701031151/771001001
Адрес фирмы: 125047, г. Москва, ул. 4-я Тверская-Ямская, д. 2/11, оф. 105
Тел., факс: 955-55-54,955-55-28
Лицензия на проведение общего аудита № 007825 от 03.04.2001 г., выдана Центральной аттестационно-лицензионной аудиторской комиссией Минфина Российской Федерации сроком на три года.
Свидетельство о государственной регистрации АО «Инаудит» № 001.004.201 выдано 16 октября 1996 г. Московской регистрационной палатой.
Расчетный счет 40702810300000000421 в АКБ «Агрохимбанк» г. Москвы
К/сч. 30101810500000000671. БИК 044552671
Генеральный директор: Урсу Иван Спиридонович
Данное Аудиторское заключение уполномочен подписывать Генеральный директор АО «ИНАУДИТ» Урсу И. С., действующий на основании Устава, зарегистрированного филиалом Московской Регистрационной Палаты 22 июня 1999 года.
В аудите принимали участие аудиторы и эксперты: Горбулин М. В., Масленникова А. А., Баталин А. А., Агабабян Т. А., Соболев В. Д.

2. Сведения о проверяемом экономическом субъекте

Открытое акционерное общество «Самараэнерго»
Юридический адрес: г. Самара, ул. Маяковского, 15
Регистрационный номер: №1318 от 12.08.96 г.
Отчетный год: 2001 г.
Отчетная дата: 31 декабря 2001 года.
Ответственный за составление бухгалтерской отчетности за 2001 г.: Варенов Александр Федорович

ИТОГОВАЯ ЧАСТЬ

1. Аудиторская фирма «ИНАУДИТ» в соответствии с договором №04-10/65 от 06 сентября 2001 г. провела аудит бухгалтерской отчетности АО «Самараэнерго» по состоянию на 1 января 2002 г. и проверку счетов прибылей и убытков за период с 1 января по 31 декабря 2001 года с целью представления заключения по этой финансовой отчетности.
2. Проверка была проведена в соответствии с требованиями Федерального закона «Об аудиторской деятельности» от 7 августа 2001 г. №119-ФЗ и Стандартами аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации. В соответствии с вышеуказанными документами Аудиторы обязаны составить план аудиторской проверки и провести ее таким обратом, чтобы получить достаточную уверенность в том, что в финансовых отчетах отсутствуют существенные искажения. Аудиторское заключение не может и не должно трактоваться АО «Самараэнерго» и заинтересованными пользователями аудиторского заключения как гарантия аудиторской фирмы в том, что иных обстоятельств, оказывающих или способных оказать влияние на бухгалтерскую отчетность АО «Самараэнерго», не существует.
Ответственность за подготовку, полноту и достоверность бухгалтерской отчетности несет Исполнительный орган АО «Самараэнерго». Мы считаем, что проведенная аудиторская проверка дает достаточные основания для выражения нашего мнения.
3. Аудиторское заключение о бухгалтерской отчетности АО «Самараэнерго» за период с 1 января по 31 декабря 2001 года подготовлено для заинтересованных пользователей.
4. При проверке было рассмотрено формирование уставного капитала, ведение кассовых операции, порядок формирования доходов и расходов, изучены вопросы правильности отражения операций в регистрах бухгалтерского учета, состояние расчетов с потребителями (контрагентами) по договорам и взаимным обязательствам, расчетов по налогам и иным платежам и др.
В ходе проверки не выявлено нарушений норм действующего законодательства, существенно влияющих на формирование показателей бухгалтерской отчетности АО «Самараэнерго». Аудитор не обнаружил фактов, свидетельствующих, что недостатки системы бухгалтерского учета и внутреннего контроля способны привести к существенным искажениям бухгалтерской отчетности.
5. Подготовленный Исполнительным органом годовой бухгалтерский баланс составлен в соответствии с действующим на территории РФ законодательством, а именно:
Федеральный закон от 21.11.96 г. №129-ФЗ «О бухгалтерском учете» принят Государственной Думой РФ 23.02.96 г.
Приказ Минфина РФ от 29.07.98 г. № 34н «Об утверждении положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации»;
Положение по бухгалтерскому учету «Доходы организации» ПБУ 9/99, утвержденное Приказом Минфина России №32н от 06.05.99 г.;
Положение по бухгалтерскому учету «Расходы организации» ПБУ 10/99, утвержденное Приказом Минфина России №33н от 06.05.99 г.;
Положение по бухгалтерскому учету «Бухгалтерская отчетность организации», утвержденное приказом Минфина РФ от 6.07.99 г. № 43н;
Инструкция о порядке заполнения форм годовой бухгалтерской отчетности, утвержденная приказом Минфина РФ от 13.01.2000 г. № 4н;
Приказ Минфина РФ от 28.06.2000 г. N 60н «О методических рекомендациях о порядке формирования показателей бухгалтерской отчетности организации».
6. Аудитор выражает мнение о том, что прилагаемая к настоящему Заключению бухгалтерская отчетность финансово-хозяйственной деятельности АО «Самараэнерго» за период с 1 января 2001 года по 31 декабря 2001 года подготовлена в соответствии с действующим законодательством и нормативными актами, регулирующими порядок ведения бухгалтерского учета и подготовки бухгалтерской отчетности в Российской Федерации. Представленная отчетность отвечает принципам ведения бухгалтерского учета и составлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов АО «Самараэнерго» по состоянию на 1 января 2002 года и финансовых результатов его деятельности за период с 1 января 2001 г. по 31 декабря 2001 г. Предложенные на основе аудиторской проверки исправительные проводки отражены в вышеуказанных финансовых отчетах. Аудитор рекомендует АО «Самараэнерго» в 2002 г. отражать данные проводки в своих учетных регистрах в соответствии с действующими правилами бухгалтерского учета в Российской Федерации.

Акционерное общество «ИНАУДИТ» подтверждает достоверность баланса и отчета о прибылях и убытках АО «Самараэнерго».

Генеральный директор АО «ИНАУДИТ» **И. С. Урсу**

Дата «11» марта 2002 г.

г. Самара, 5 апреля 2001 г.

Ревизионная комиссия, избранная 22 июня 2001 г., провела ревизию финансово-хозяйственной деятельности ОАО «Самараэнерго» по итогам деятельности за 2001 год.

Ревизионная комиссия, действуя в пределах полномочий, определенных Федеральным законом Российской Федерации от 26 декабря 1995 года №208-ФЗ «Об акционерных обществах» и внутренними документами общества, подтверждает, что открытое акционерное общество энергетики и электрификации «Самараэнерго», учрежденное 09.04.1993 г. и зарегистрированное за № 1794 Администрацией Ленинского района г. Самары, осуществляло свою деятельность в 2001 г. в соответствии с Уставом и законодательством РФ.

Годовой отчет АО «Самараэнерго» за 2001 год является консолидированным и включает в себя отчетность всех 21 филиалов, входящих в Общество.

Годовой бухгалтерский отчет за 2001 год составлен в объеме и по форматам в соответствии с требованиями Приказов Минфина РФ от 06.07.99 г. №43-н «Об утверждении положения по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), от 13.01.2000 г. №4-н «О формах бухгалтерской отчетности организации», от 28.06.2000 г. № 60-н «О методических рекомендациях о порядке формирования показателей бухгалтерской отчетности организаций».

Бухгалтерский учет в АО «Самараэнерго» в 2001 году велся в соответствии с Федеральным законом «О бухгалтерском учете и отчетности в Российской Федерации» № 129-фз от 29.11.96 г., а также «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным Приказом Минфина РФ №34-н от 29.07.98 г.

Инвентаризация имущества и финансовых обязательств производилась в соответствии с требованиями «Методических указаний по инвентаризации имущества и финансовых обязательств», утвержденных Приказом Минфина РФ №49 от 13 июля 1995 года, и Приказа АО «Самараэнерго» № 338 от 20.09.01 г.

Учетная политика АО «Самараэнерго» на 2001 год была утверждена приказом №442 от 29.12.2000 г.

Для целей налогообложения определение выручки от реализации продукции, работ, услуг в 2001 году установлено по мере оплаты.

Представленный годовой отчет, бухгалтерский баланс имеет валюту 12012307 тыс. руб., нераспределенная прибыль отчетного года составляет 340331 тыс. руб.

В отчетном году АО «Самараэнерго» производило платежи в бюджет по налогу на прибыль, налогу на имущество, налогу на добавленную стоимость, налогу на землю, местным налогам, а также производило отчисления во внебюджетные фонды.

Однако были временные задержки в уплате некоторых налогов, в результате чего Общество понесло убытки в виде уплаты пеней по налогам в сумме 11167 тыс. руб.

По нашему мнению, баланс по состоянию на 01.01.02 г. и финансовая отчетность за 2001 год составлены в соответствии с действующим законодательством РФ и нормативными актами бухгалтерского учета и отчетности, во всех существенных аспектах отражают финансовое положение Общества по состоянию на 01.01.02 г.

На основании вышеизложенного Ревизионная комиссия рекомендует:

1. Утвердить отчет о результатах хозяйственной деятельности, бухгалтерский баланс, отчет о прибылях и убытках.
2. Использовать прибыль в соответствии с годовым отчетом и решением Совета директоров.

Председатель ревизионной комиссии — А.К. Волкова

Секретарь ревизионной комиссии — Л.П. Малиновская

СОВЕТ ДИРЕКТОРОВ:

1. Ремезенцев Борис Федорович	председатель Совета директоров;
2. Аветисян Владимир Евгеньевич	генеральный директор ОАО «Средневолжская межрегиональная управляющая энергетическая компания»;
3. Безукладников Петр Вольфрамович	начальник отдела Департамента корпоративной стратегии РАО «ЕЭС России»;
4. Бусс Владимир Александрович	генеральный директор Представительства РАО «ЕЭС России «Волгаэнерго»;
5. Ган Алексей Александрович	первый заместитель начальника Департамента развития рынка электроэнергии РАО «ЕЭС России»;
6. Дикоп Владимир Вильгельмович	технический директор ОАО «Средневолжская межрегиональная управляющая энергетическая компания»;
7. Завадников Валентин Георгиевич	заместитель Председателя Правления РАО «ЕЭС России»;
8. Кислов Андрей Игоревич	директор Самарского филиала ООО «Межрегионгаз»;
9. Кучеров Юрий Николаевич	начальник Департамента научно-технической политики и развития РАО «ЕЭС России»;
10. Летников Николай Гаврилович	член Правления РАО «ЕЭС России», руководитель подразделений исполнительного аппарата по общефункциональному управлению РАО «ЕЭС России»;

РЕВИЗИОННАЯ КОМИССИЯ:

1. Волкова Антонина Константиновна	начальник сектора финансового аудита «Волгаэнерго»;
2. Малиновская Лариса Петровна	начальник экономического управления по АО «Самараэнерго» ОАО «Средневолжская межрегиональная управляющая энергетическая компания»;
3. Медников Андрей Юрьевич	главный специалист сектора финансового аудита «Волгаэнерго»;
4. Степанов Михаил Михайлович	главный специалист отдела «Волгаэнерго»;
5. Шешукова Елена Анатольевна	начальник отдела Департамента бухгалтерского учета и отчетности РАО «ЕЭС России».



ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРОФИКАЦИИ «САМАРАЭНЕРГО»

443100, Самара, ул. Маяковского, 15
Телефон: (846 2) 79-63-59
Факс: (846 2) 42-43-94
Телетайп: 714166 СВЕТ
E-mail: adm@snet.samen.elektra.ru
http://www.samaraenergo.ru

АУДИТОР ОБЩЕСТВА

Акционерное общество по оказанию аудиторских и консультационных услуг «ИНАУДИТ»
125047, Москва, ул. 4-я Тверская-Ямская, дом 2/11, кв. 105
Телефон: (095) 250-47-91, 973-25-16
Факс: (095) 956-16-91

РЕЕСТРОДЕРЖАТЕЛЬ

ОАО «Центральный Московский Депозитарий»
Москва, Орликов пер., 3, кор. В
Почтовый адрес: 107066, Москва, ул. Ольховская, 22
Телефон: (095) 264-44-23
Факс: (095) 265-43-36

ИСПОЛНИТЕЛЬНЫЙ ОРГАН

Открытое акционерное общество «Средневолжская межрегиональная управляющая энергетическая компания»
603001, г. Нижний Новгород, ул. Маяковского, 11
Почтовый адрес: 443100, г. Самара, ул. Маяковского, 15
Телефон: (846 2) 79-63-59
Факс: (846 2) 42-07-49
E-mail: uek@samen.elektra.ru



ИСПОЛНИТЕЛЬНЫЙ ОРГАН:



Дикоп Владимир Вильгельмович
технический директор

В соответствии с решением внеочередного общего собрания акционеров АО «Самараэнерго» от 16.02.01 г. полномочия единоличного исполнительного органа переданы управляющей организации- ОАО «Средневолжская межрегиональная управляющая энергетическая компания». 8.06.01 г. подписан и вступил в действие договор АО «Самараэнерго» с ОАО «Средневолжская межрегиональная управляющая энергетическая компания» об оказании услуг по выполнению функций исполнительного органа. Генеральный директор ОАО «СМУЭК» - В. Е. Аветисян.

В своей деятельности управляющая компания придерживается принципов прозрачности и информационной открытости, благодаря постоянному освещению в СМИ и специальных изданиях (например, «Приложение к Вестнику Федеральной комиссии по рынку ценных бумаг»), а также на Web-сайте компании основных проблем и событий в жизни Общества. Неуклонное соблюдение российского законодательства и прочих норм способствует защите прав акционеров и инвесторов.



Колыханов Григорий Борисович
директор по обеспечению топлива и МТР



Макушин Юрий Павлович
финансовый директор



Никитин Сергей Владимирович
директор по региональной политике



Никонов Василий Владиславович
директор по корпоративной политике и управлению собственностью



Першин Владимир Юрьевич
заместитель генерального директора по безопасности



Ример Юрий Мирович
директор по сбытовой деятельности



Свиридов Игорь Владимирович
директор по правовым вопросам



Серова Ольга Александровна
директор по тарифной политике



Сойфер Максим Викторович
коммерческий директор

СПИСОК АФФИЛИРОВАННЫХ ЛИЦ АО «САМАРАЭНЕРГО» НА 01.04.2002 ГОДА

ФИО или наименование	Место нахождения	Основание, в силу которого лицо является аффилированным	Дата наступления основания
Аветисян Владимир Евгеньевич	г.Самара	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	18.06.1999
Безукладников Петр Вольфрамович	г.Москва	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	22.06.2001
Бусс Владимир Александрович	г. Самара	Лицо является членом Совета директоров (наблюдательного совета) акционерногообщества	9.06.2000
Ган Алексей Александрович	г.Москва	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	9.06.2000
Дикоп Владимир Вильгельмович	г.Самара	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	17.04.1998
Завадников Валентин Георгиевич	г.Москва	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	18.06.1999
Кислов Андрей Игоревич	г.Самара	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	22.06.2001
Кучеров Юрий Николаевич	г.Москва	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	17.04.1998
Летников Николай Гаврилович	г.Москва	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	18.06.1999
Ремезенцев Борис Федорович	г. Самара	Лицо является членом Совета директоров (наблюдательного совета) акционерного общества	15.04.1994
ОАО «Средневолжская межрегиональная управляющая энергетическая компания»	603001, г.Нижний Новгород, ул. Маяковского, 11 Почтовый адрес: 603001, г.Нижний Новгород, ул. Маяковского, 11	Лицо осуществляет полномочия единоличного исполнительного органа акционерного общества	8.06.2001
ОАО «Калмэнерго»	Республика Калмыкия, г.Элиста, Северная промышленная зона Почтовый адрес: 358007, Республика Калмыкия, г.Элиста, Северная промышленная зона	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Функции исполнительного органа лица и акционерного общества исполняет одна и та же управляющая организация	30.08.2001
ОАО «Саратовэнерго»	г.Саратов, ул.Чернышевского, 124 Почтовый адрес: 410028, г.Саратов, ул.Чернышевского, 1240	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Функции исполнительного органа лица и акционерного общества исполняет одна и та же управляющая организация	30.08.2001
ОАО «Ульяновскэнерго»	г.Ульяновск, ул. Промышленная, д.5 Почтовый адрес: 432042, г.Ульяновск, ул. Промышленная, д.50	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Функции исполнительного органа лица и акционерного общества исполняет одна и та же управляющая организация	30.08.2001
РАО «ЕЭС России»	г.Москва, Китайгородский проезд, 7 Почтовый адрес: 103074, г.Москва, Китайгородский пр., 70	Лицо имеет право распоряжаться более чем 20 процентами голосующих акций общества	9.04.1993
		Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: По предложению лица избрано более 50% состава совета директоров акционерного общества	15.04.1994
ЗАО «АКПО»	443110, г.Самара, Первый пер., 55 Почтовый адрес: 443110, г.Самара, Первый пер., 550	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Акционерное общество имеет право распоряжаться более чем 50% от общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал лица	15.12.1996
ЗАО «Волгаинформэнерго»	443086, г.Самара, ул. Ерошевского, 3а, оф.4а Почтовый адрес: 443086, г.Самара, ул. Ерошевского, 3а, оф.4а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Акционерное общество имеет право распоряжаться более чем 50% от общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал лица	1.01.1998
ОАО «Турбоэнергосервис»	443052, г.Самара, пр. Кирова, 53а Почтовый адрес: 443052, г.Самара, пр. Кирова, 53а	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица	3.08.1998
ООО «Самарский сыр»	446253, Самарская обл., Нефтегорский р-н, с. Бариновка Почтовый адрес: 446253, Самарская обл., Нефтегорский р-н, с. Бариновка	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица	9.12.1995
ООО «Частное охранное предприятие «Энергозащита»	443100, г.Самара, ул. Маяковского, 15 Почтовый адрес: 443100, г.Самара, ул. Маяковского, 150	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Акционерное общество имеет право распоряжаться более чем 50% от общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал лица	25.08.1998
ООО «Энергетическая расчетная компания»	446245, Самарская обл., Волжский р-н, с. Смышляевка Почтовый адрес: 446245, Самарская обл., Волжский р-н, с. Смышляевка	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Акционерное общество имеет право распоряжаться более чем 50% от общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал лица	1.02.2000
Финансово-торговый дом «Самараэнерго»	443099, г.Самара, ул. Ленинградская, 16 Почтовый адрес: 443099, г.Самара, ул. Ленинградская, 16	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество. Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: Акционерное общество имеет право распоряжаться более чем 50% от общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал лица	1.01.1998